

NOTICE OF 2021
ANNUAL
MEETING
OF SHAREHOLDERS

May 18, 2021 - 9:00 a.m.
Central Daylight Time

swn
Southwestern Energy®

Contents

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* This proxy statement and the accompanying proxy are first being mailed, given or made available to shareholders, on or about April 8, 2021.

Letter from the Chair



Dear Fellow Shareholders,

This past year brought a myriad of historic and unforeseen challenges to navigate for SWN's management team and board. SWN's resilience highlighted the capability and commitment of SWN's management team and all of SWN's employees as well as the importance of a fully engaged and committed board of directors. Our intentional approach to risk oversight, shareholder value, and focus on key values of operational responsibility, safety, honesty, transparency, and respect for the environment helped ensure SWN's stability and strategic growth through this challenging time.

Social and Environmental Responsibility

Your Board is committed to ensuring that strong performance is accompanied by responsible governance. We thoughtfully consider the alignment of the Company's culture, values, and strategy which includes ensuring the safety and wellbeing of SWN's employees and contractors while minimizing the Company's impact on the environment and the communities in which it operates.

In 2020, your Board regularly engaged with management regarding SWN's response to COVID-19, which, as explained more fully in this proxy, included the establishment of remote work protocols for office workers and paid time off for non-exempt workers required to isolate or quarantine. For those employees in the field unable to work remotely, the Company instituted strong safety protocols to mitigate the risk of employee-to-employee transmission, while continuing a heightened focus on overall safety. For the year, SWN's employees and contractors achieved first quartile, record safety performance and your Board was proud to recognize this achievement at our recent meeting.

Your Board also oversaw the publication of SWN's seventh annual corporate responsibility report, which highlighted the Company's position as a leader among its peers in greenhouse gas and methane intensity and the achievement of fresh water neutrality for the fifth year in a row. As with safety, SWN achieved record environmental performance for the year.

Strategy and Performance

Our focus on long-term shareholder value has led to continued improvement in SWN's existing business and disciplined analysis and execution of strategic opportunities. SWN has continued its multi-year plan to strengthen the balance sheet, optimize the cost structure, and improve margins. This disciplined approach extended to the successful strategic acquisition of Montage Resources, resulting in accretion to per share metrics for shareholders as well as to the balance sheet.

Ongoing emphasis on a long-term strategic hedging program as well as nimble liability management brought stability to both the balance sheet and the operating plan during the historic commodity price volatility experienced in 2020. Hedge gains totaled $362 million, absolute debt was reduced through bond purchases, and debt ratios were further reduced via incremental cash flow from the Montage acquisition. The financing of the Montage transaction was emblematic of a strategy of balancing risk while enhancing shareholder value.

Executive Compensation

Throughout 2020, your Board considered feedback from its shareholders and its independent compensation consultant and approved changes to the 2021 compensation program to better align with a peer group reflective of the scale of SWN after the sale of the Fayetteville assets. Highlights of the changes to the 2021 compensation program include:

• Long-term incentive award grants have been reduced by 20% for the CEO, COO and Senior VP level employees. This is in addition to the 10% reduction for all officers in 2020.
• There are no changes to base salaries for the second consecutive year.
• The Annual Incentive program has been modified by replacing the "Production" metric with a "Proved Developed F&D cost" metric and adding an ESG metric for "Methane Intensity."
• The Long-term Incentive program now includes "ROCE" and "Reinvestment Ratio" metrics, replacing the ROACE metric in last year's program.

Governance

As described more fully in this proxy, your Board believes effective governance depends on the diversity of thought, experience, and skillset of its members. In 2020, we welcomed Sylvester "Chip" Johnson, who brings over 40 years of energy experience and an entrepreneurial view of the business. His industry perspective helps inform our continued engagement regarding the strategic direction of our industry. Leading governance practices remain a key tenet of your Board's culture.

On behalf of the Board, I would also like to remember Julian Bott, SWN's CFO who passed away suddenly in early January. Julian will be remembered for his leadership, his professional capability, but most of all, as a consummate member of the team.

The COVID-19 pandemic has tested us as a country and as a company. Thank you to SWN's management team and all of the employees of SWN for their tireless efforts during this challenging and demanding year, thank you to fellow shareholders for your continued support, and thank you to everyone in our communities helping with the fight against COVID-19.

Sincerely,

Catherine A. Kehr
Chairman of the Board

PROXY STATEMENT HIGHLIGHTS

At Southwestern Energy, operating responsibly is part of who we are and is embedded in our Formula that guides everything that we do. We believe *The Right People doing the Right Things* includes a commitment to Environmental, Social, and Governance ("ESG") matters. To ensure that we live up to the high bar that we have set for ourselves, the Board directly and through its committees oversees ESG matters, and the Company has formalized the oversight and management of ESG matters through a cross-functional senior management committee that helps set general strategy relating to ESG matters and helps develop, implement, and monitor initiatives and policies based on that strategy. Below are some highlights that we believe show our commitment to ESG.

ENVIRONMENTAL

We believe natural gas is an essential part of a low carbon energy future, and we are well-positioned to help deliver this future through responsible energy development, which includes our efforts to conserve and protect two of our most valuable resources – water and air. SWN is a founding member of the Our Nation's Energy ("ONE") Future coalition, a group of 16 companies working to reduce methane emissions across the natural gas value chain, and a member of The Environmental Partnership, a group of 83 companies that have committed to implement a range of emission reduction best practices. Here are some highlights of our commitment to air and water.

Leader In Air Quality


85% LOWER
Methane intensity substantially lower than the 2025 ONE Future target


0.01% FLARING
Essentially no flaring of production


LOWEST
GHG INTENSITY among AXPC* peers in annual EHS* survey


100% SURVEYED
Operational and compressor facilities surveyed for potential leaks in 2020

Leader In Water Conservation


14.3 BILLION+
Gallons of fresh water returned to the environment


5TH YEAR IN A ROW
Accomplishing fresh water neutrality


95% RECYCLED
Produced water recycled in operations


10 PROJECTS
Major water conversation projects completed in collaboration with governmental agencies, NGOs, and local community organizations

* The American Exploration and Production Council ("AXPC") is a national trade association representing the largest independent oil and natural gas exploration and production companies in the United States. EHS is an acronym for Environment, Health and Safety.

SOCIAL

Being socially responsible includes protecting the health and safety of our employees and contractors, recognizing the personal value of every employee, and believing that every person should be treated fairly and with respect. It also requires that beliefs are lived out through our actions. Here are a few examples of our actions that we think prove our commitment to social responsibility.

Workforce

Investing in our employees and contractors


30,364+
HSE training hours completed in 2020


0.36
2020 total recordable injury rate (employees + contractors) – a SWN record


104%
Average women's salaries to average men's salaries in 2020

Communities

Supporting the communities where we work and live


$234,000
Donated in 2020 for COVID-19 relief


$1.7 MILLION
Given to STEM education & skilled workforce development since 2015


1.3 MILLION+
Water truck trips eliminated since 2015

COVID-19 RESPONSE

Our response to COVID-19 in 2020 was driven by our SWN core value of safety. A workplace that is safe ensures that we are able to deliver on our strategy and commitments to the Company's shareholders, and it is the *Right Thing To Do*. Here are just a few, select highlights of our swift and vigorous COVID-19 response in 2020:

2020 COVID-19 Response:

- Formed cross-functional COVID-19 Incident Response Team ("IRT") in March 2020 to manage and oversee prolonged company-wide response and risk mitigation efforts; IRT met daily and provided real-time and weekly reports to Executive Leadership Team
- Required masks, social distancing, and quarantine procedures at all field and office locations based on state and federal guidance
- Provided priority COVID-19 testing for all office and field employees and their families
- Instituted dynamic office closure and remote work protocols for office workers
- Provided paid time off for non-exempt workers required to isolate or quarantine
- Developed heightened and, as necessary, rapid cleaning response protocols for all field and office locations

- Installed automated electronic temperature screening devices at controlled access points at office locations, and employed manned temperature screeners at field locations
- Utilized COVID-19 questionnaires for employees and contractors visiting field or office locations
- Held routine (usually twice monthly) all-employee town halls with the CEO to discuss operations and our approach to managing during the pandemic
- Modified protocols as necessary based on continuous monitoring of relevant data and guidance
- Offered confidential support and resources through Employee Assistance Services, a program for employees and their families to access 24/7
- No known workplace transmission of the virus

GOVERNANCE

2020 EXECUTIVE COMPENSATION

OUR CEO'S COMPENSATION ALIGNS WITH THE SHAREHOLDER'S EXPERIENCE

Over the past three years, our share price decreased 47% from December 29, 2017 ($5.58) to December 31, 2020 ($2.98), in parallel with the broader energy industry. As set out below, Mr. Way's three-year average realized pay ("Actual W-2") was 63% less than the three-year average total compensation reported in the Summary Compensation Table ("SCT Reported") and 64% less than his three-year average realizable pay ("Realizable Pay"). In 2020, however, our stock performed well, up 23% from December 31, 2019 to December 31, 2020. Mr. Way's realizable pay was likewise up, although the vast majority of that value lies in long-term incentives that will not vest for up to two years.



3-Year Average
- $3,185,988
- $8,633,277
- $8,920,972

2018
- $2,418,919
- $6,234,280
- $8,420,470

2019
- $4,276,178
- $6,482,610
- $10,277,819

2020
- $2,862,866
- $13,182,840
- $8,064,627

Legend:
- Actual W-2 (1)
- Realizable Pay (2)
- SCT Reported (3)

(1) Actual W-2 refers to taxable wages reported in accordance with IRS requirements. For Mr. Way these amounts include salary, vacation, annual incentive compensation paid to him during the year before the subtraction of his elective deferrals into the Company's defined contribution plans, contributions made into those plans by the Company, income achieved from the vesting of restricted stock, restricted stock units, performance units, and other reportable compensation.

(2) Realizable Pay includes base salary and annual incentive bonus paid during the year, the value of the unvested time-based restricted stock unit awards, and an estimated value of the unvested performance awards (scheduled to vest in 2021, 2022, and 2023) based on the Company's closing stock price on December 31, 2020, of $2.98.

(3) SCT Reported refers to the total reported compensation amount in column j of the Summary Compensation Table on page 49.

89% OF OUR CEO'S 2020 COMPENSATION IS AT RISK

We embrace a pay-for-performance philosophy. Thus, the vast majority of our Chief Executive Officer's total direct compensation is at risk, as noted in the graphic below.



11% Base Salary
Provides a competitive fixed level of compensation versus peers. Attracts and retains key employees

15% Annual Cash Incentive
Rewards contributions of achievement against quantitative and qualitative annual targets and individual performance

70% Formulaic   **30%** Individual

Key Features
Reviewed annually and subject to adjustments based on level of responsibility, experience, performance and market conditions

74% Long-Term Incentive Award (Performance Units, Restricted Stock Units)
Aligns compensation with shareholder experience. Motivates and rewards for achievement of long-term strategic Company objectives

50% Performance Units   **50%** Restricted Stock Units

At-Risk **89%**

2020 Compensation Program Changes

- No increase in base salary from 2019 to 2020
- Reduced 2020 long-term incentive (LTI) value by 10% from 2019 grant values
- Applied a 50% adjustment to any stock price appreciation or depreciation for equity-based long-term incentive awards (see "Adjusted Stock Price" under 2020 Long-Term Incentive Awards on page 41)

✓ What We Do

Alignment with Shareholders. Long-term incentive awards vest over periods of several years to reward sustained Company performance over time.

Share Ownership Guidelines. Our named executive officers ("NEOs") must hold a value equivalent to multiples of their base salaries (two times for senior vice presidents, three times for executive vice presidents and six times for our CEO).

Clawbacks. If we restate our financial statements, other than as a result of changes to accounting rules or regulations, we may recover incentive compensation that was paid or granted in the three-year period prior to the restatement, regardless of whether misconduct caused the restatement.

Double-Trigger Severance. Cash severance in connection with a change in control is paid only if an actual or constructive termination of employment also occurs.

Annual Risk Assessments. The Compensation Committee evaluates the influence of executive compensation on corporate risk.

Peer Group Comparison. With the help of independent compensation consultants, we compare executive compensation against industry compensation practices.

At-will employment. Each of the NEOs is employed at-will and is expected to demonstrate exceptional personal performance to continue serving as a member of the executive team. None of the NEOs has a severance arrangement other than in the context of a change in control.

Decisions by Independent Compensation Committee. Executive compensation is determined by the Compensation Committee of the Board, which is comprised solely of independent directors and approved by the full Board (only independent directors in the case of CEO compensation).

Independent Compensation Consultant. The Compensation Committee retains its own independent consultant to advise on compensation matters.

✕ What We Don't Do

No Tax Gross-Ups in Change in Control Agreements. Our severance agreements apply only in case of termination following a change in control and contain no tax gross-ups for NEOs.

No Automatic Base Salary Increases. Our NEOs' base salaries are reviewed annually, and decisions are based on demonstrated individual performance, business conditions and external market data provided by our independent compensation consultants.

No Hedging and Pledging of Company Stock. Our policies prohibit the hedging and pledging of our stock by our executives and directors.

No Repricing of Stock Options. We do not permit the repricing of stock options without shareholder approval.

SHAREHOLDER ENGAGEMENT

Shareholders have supported the Company's compensation program with an average of 85% of votes cast in favor of say-on-pay over the past five years. Even though we received strong support of 92% in 2019, we were disappointed to receive only 76% of votes cast in favor in 2020. As a result, in addition to our routine shareholder engagement with large institutional shareholders, in 2020 we reached out to every shareholder for whom we were able to identify contact information, who combined held approximately 83% of outstanding shares. Shareholders holding 38% of outstanding shares accepted our invitation to speak. The others either declined or did not respond to our request.

The graphics below illustrates our shareholder engagement process in 2020, including key topics discussed with shareholders and changes to our 2021 compensation program based on shareholder feedback, specifically, removing production from the annual bonus program and adding an emissions metric to the compensation program.



FIRST QUARTER

Active shareholder engagement

Finalize compensation planning

Formed COVID-19 Incident Response Team to protect shareholder interests, which included virtual meetings with investors

FOURTH QUARTER

Outreach to Montage shareholders after closing of acquisition

Begin compensation planning and finalize ESG strategy for next year

Engage with shareholders to continue soliciting feedback

SECOND QUARTER

Proxy solicitation to shareholders

Annual shareholder meeting

Analyze annual meeting vote results and plan for fall engagement

THIRD QUARTER

Active shareholder engagement

Formalized human capital management oversight and company culture oversight by amending Committee charters

Key Topics:
Long-term Strategy
COVID-19 Response
ESG
Risk Management
Executive Compensation
Board Structure

2021 Compensation Changes in Response to Shareholder Feedback

Annual Salary:
- No increases for the second consecutive year

Annual Bonus:
- Replaced the "Production" metric with a "Proved Developed F&D cost" metric*
- Added an ESG metric, "Methane Intensity"*
- Increased the weighting of HSE/ESG metrics to 15% from 10%

Long-term Incentives:
- Reduced LTI award grants by 20% for the CEO, COO and Senior VP's
- Replaced return on average capital employed ("ROACE") with return on capital employed ("ROCE")
- Added a "Reinvestment Ratio" metric to place further emphasis on free cash flow generation

*Responsive to specific shareholder feedback.

BOARD HIGHLIGHTS

BOARD COMPOSITION

As the natural gas and liquids exploration and production industry has become increasingly competitive and volatile over the last several years, the Board has engaged in a deliberate and measured process to review and refresh the composition of our Board, and have targeted specific skills that provide insight into where we collectively have determined SWN and our industry are headed. We believe all of our directors possess an acute understanding of how shareholder value is generated and extensive experience in shareholder engagement. In addition, each director has experience managing in a global context or analyzing the energy industry from a global perspective.



44%*
are diverse
(gender, nationality, ethnicity)

* Two directors are female; one director is nationally diverse; one director is ethnically diverse

AVERAGE TENURE
5.33 years



0-3 years   4-6 years   7+ years

INDEPENDENCE



8 of 9 director nominees have been determined by our Board to be independent, under the standards set forth in the Securities and Exchange Commission ("SEC") rules, the Corporate Governance Rules of the New York Stock Exchange ("NYSE") and the Company's corporate governance policies.

Core Skill Set

We believe all of our directors possess the following core skills crucial to a successful Board:

ACUTE UNDERSTANDING
of how shareholder value is generated, and extensive experience in shareholder engagement

DIRECT EXPERIENCE
managing in a global context or analyzing the energy industry from a global perspective

DEEP-ROOTED
risk and value understanding of cyclical commodity businesses

STRATEGIC AND NIMBLE
mindset gained through strategy analysis, formation, or implementation

STRONG
financial capability or competency

Critical Skills And Backgrounds

A substantial percentage of our nominees have the following critical skills and backgrounds that bring important perspectives to the Board:

CEO LEADERSHIP EXPERIENCE HANDS-ON
health, safety and environment, and corporate responsibility experience

DIRECT EXPERIENCE
in cyclical industries and those with which the Company deals

CORPORATE GOVERNANCE
experience from other boards

INDUSTRIAL
operating and workforce management experience

Corporate Governance Snapshot

The Board of Southwestern Energy is committed to the highest standards of corporate governance. The Corporate Governance section of our proxy statement describes our governance framework in depth, highlights of which include:

Adoption of best practices
- Annual "Say-on-Pay" vote
- Majority voting in director elections
- Annual election of all directors
- Proxy access
- Ability to call special meetings
- Active shareholder engagement program
- No supermajority voting standards
- All directors independent except CEO

Boardroom culture
- Disciplined decision-making
- Long-term outlook
- Focus on Company risks and mitigation
- Practices for increasing Board diversity
- Engagement with management, asking the difficult questions
- Willingness to engage deeply and respectfully in the boardroom
- Value focused

BOARD PARTICIPATION

The Company's Corporate Governance Guidelines state that directors are expected to attend all or substantially all Board meetings and meetings of the committees of the Board on which they serve and to attend the Annual Meeting. During 2020, the Board held 14 regular or special meetings. Information and reports regarding the committees of the Board begin on page 21.

 **100% ANNUAL MEETING ATTENDANCE**

 **100% COMMITTEE MEETING ATTENDANCE**

 **99% AVERAGE BOARD MEETING ATTENDANCE**

BOARD'S ROLE IN RISK MANAGEMENT

A primary responsibility of the Board is assuring that processes are in place to identify and properly manage risks to the Company and its business. Each standing committee of the Board oversees and evaluates risks directly in its sphere. For example, the Nominating and Governance Committee reviews corporate governance matters, matters involving members of the board, and succession planning. Compensation Committee reviews compensation and human resources matters, the Health, Safety, Environmental and Corporate Responsibility Committee reviews health, safety, environmental and public policy matters and the Audit Committee assesses financial, cyber security, and overall risks to the enterprise. Each of these committees is comprised entirely of independent directors.

The Company's executive management meets at least quarterly with representatives of all business units and corporate functions specifically to review and assess risks and the steps being taken to manage them. These risks and management's steps to mitigate them are discussed with the Audit Committee at least quarterly and with the full Board at least annually. The Audit Committee also meets independently with the Company's external accounting and reserves auditors and the head of internal audit to discuss risks in financial reporting and other matters.

The chart below illustrates how the Board oversees risk:

BOARD OF DIRECTORS / Oversees Major Risks

- Commodity prices and hedging
- Financial strength and flexibility
- Cyber security
- Reserves and resource development
- Third-party performance/exposure
- Health, safety and environment
- Talent development, retention and compensation
- Asset integrity
- Transportation and related commitments
- Regulatory matters and social license

AUDIT COMMITTEE
Primary Risk Oversight
- Financial statements and reporting
- Enterprise risk management program
- Related party transactions
- Cyber security

COMPENSATION COMMITTEE
Primary Risk Oversight
- Human capital management
- Executive and employee compensation
- Incentive plans
- Post-employment benefit plans

NOMINATING AND GOVERNANCE COMMITTEE
Primary Risk Oversight
- Company culture
- Board structure
- Corporate governance
- Succession planning

HSE & CR COMMITTEE
Primary Risk Oversight
- ESG trends and issues
- Political and public policy matters
- Health, safety, and environmental risks
- Compliance assurance

MANAGEMENT

- Meets quarterly
- Discusses developments to identified risks
- Identifies emerging risks
- Develops mitigation measures
- Updates the Board and committees on risk assessments

VOTING AT THE ANNUAL MEETING

Every vote cast at the Annual Meeting plays a part in the future of Southwestern Energy. Please review our proxy statement and take the time to vote right away, using one of the methods explained below. If you are a beneficial owner, please follow the voting instructions in the proxy materials provided by your broker, bank or nominee.

WHO IS ENTITLED TO VOTE?

Shareholders who own shares of common stock as of March 19, 2021, the Record Date, may vote at the meeting. There were 676,781,132 shares of common stock outstanding on that date. Each share of common stock entitles the holder to one vote on all matters submitted to a vote at the Annual Meeting and any adjournment or postponement of the meeting.

Voting Matters

You are being asked to vote on the following:

Proposal		Board Recommendation	Page
PROPOSAL 1	Election of Directors	**FOR** each of the nominees	11
PROPOSAL 2	Non-Binding Advisory Vote to Approve the Compensation of our Named Executive Officers for 2020	**FOR**	33
PROPOSAL 3	Ratification of Independent Registered Public Accounting Firm	**FOR**	60
PROPOSAL 4	Shareholder Proposal Regarding Special Meetings	**AGAINST**	61

Attending the Annual Meeting

 9:00 a.m. Central Daylight Time

 Tuesday, May 18, 2021

 Southwestern Energy Company 10000 Energy Drive Spring, Texas 77389

All shareholders as of the record date or holders of proxies for them may attend the Annual Meeting but must have photo identification and proof of stock ownership and, in the case of a proxy holder, the proxy. If you are a shareholder of record (your shares are held in your name) or hold a proxy for such a shareholder, valid photo identification such as a driver's license or passport showing a name that matches our records will suffice. If you are a beneficial owner (your shares are held through a broker, bank or nominee) or hold a proxy for such a shareholder, you must provide valid photo identification and evidence of current ownership of the shares, which you can obtain from your broker, bank or nominee.

How to Vote

Even if you plan to attend the Annual Meeting in person, please vote immediately using one of the following voting methods. **In all cases, you will need to have your Control number in hand.**



By Internet
Vote your shares online at
www.proxyvotenow.com/swn



By Telephone
Vote your shares by calling
1 (866) 257-2279



By Mail
To vote by mail, you must first request a proxy card by calling 1-800-662-5200 (you will be asked for your shareholder Control Number, which is printed on the back of the notice); sending an email to *SWN@investor.morrowsodali.com* and inserting your shareholder Control Number in the subject line; or by going online at *www.proxyvotenow.com/swn*. Vote by mail by marking, dating and signing your proxy card or voting instruction form and returning it in the postage-paid envelope

Learn more about the 2021 Annual Meeting at *www.swn.com/annualmeeting*.

Due to the continuing public health impact of coronavirus disease 2019 (COVID-19), we are planning for the possibility that the Company's annual shareholder meeting may be held solely by means of remote communication. If we take this step, we will announce the decision to do so in advance, and details on how to participate will be set forth in a press release issued by the Company and available at *www.swn.com/annualmeeting*.

Questions and Answers about the Annual Meeting and Voting

Please see the "Questions and Answers about the Annual Meeting and Voting" section beginning on page 63 for answers to common questions on the rules and procedures surrounding the proxy and Annual Meeting process.



10000 Energy Drive
Spring, Texas 77389

Notice of Annual Meeting of Shareholders on May 18, 2021

The Annual Meeting of Shareholders of Southwestern Energy Company, or the Company, will be held at Southwestern Energy Company Headquarters, 10000 Energy Drive, Spring, Texas 77389, on Tuesday, May 18, 2021, at 9:00 a.m. Central Daylight Time for the following purposes:

(1) To elect nine directors to the Board to serve until the 2022 Annual Meeting or until their respective successors are duly elected and qualified, with the Board presenting for election John D. Gass, S.P. "Chip" Johnson IV, Catherine A. Kehr, Greg D. Kerley, Jon A. Marshall, Patrick M. Prevost, Anne Taylor, Denis J. Walsh III and William J. Way;

(2) To conduct a non-binding advisory vote to approve the compensation of our Named Executive Officers for 2020 (Say-on-Pay);

(3) To ratify the appointment of PricewaterhouseCoopers LLP, or PwC, to serve as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2021;

(4) To consider a shareholder proposal contained in this proxy statement, if properly presented at the Annual Meeting; and

(5) To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The Board of Directors fixed the close of business on March 19, 2021 as the Record Date for the determination of shareholders entitled to notice of and to vote at the meeting and any adjournment thereof.

You are welcome to attend the meeting. If you do not attend, it is important that your shares be represented and voted at the meeting. You can vote your shares by telephone or over the Internet as described in more detail in the proxy materials found at *www.swn.com/annualmeeting*. You may revoke a proxy at any time prior to its exercise by giving written notice to that effect to the Secretary of the Company or by submitting a later-dated proxy or subsequent Internet or telephonic proxy. If you attend the meeting, you may revoke any proxy you previously granted and vote in person.

Due to the continuing public health impact of coronavirus disease 2019 (COVID-19), we are planning for the possibility that the Company's annual shareholder meeting may be held solely by means of remote communication. If we take this step, we will announce the decision to do so in advance, and details on how to participate will be set forth in a press release issued by the Company and available at *www.swn.com/annualmeeting*.

By Order of the Board of Directors

CHRIS LACY
Secretary
April 8, 2021


IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR
THE 2021 ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 18, 2021:

The Notice of Internet Availability of Proxy Materials, Notice of Annual Meeting of Shareholders, 2021 Proxy Statement and the 2020 Annual Report to Shareholders are available free of charge at: *www.swn.com/annualmeeting*


Proposal No. 1: Election of Directors

At this meeting, shareholders are being asked to elect nine directors to serve until the next Annual Meeting or until their respective successors are duly elected and qualified.

As the natural gas and liquids exploration and production industry has become increasingly competitive and volatile over the last several years, we have engaged in a deliberate and measured process to review and refresh the composition of our Board. The Board, upon the recommendation of the Nominating and Governance Committee, has proposed nine nominees for election as directors. All nominees for director are presently directors of the Company.

We believe all of our directors possess the following core skills crucial to a successful Board:

- Acute understanding of how shareholder value is generated, and extensive experience in shareholder engagement
- Direct experience managing in a global context or analyzing the energy industry from a global perspective
- Deep-rooted risk and value understanding of cyclical commodity businesses
- Strategic and nimble mindset gained through strategy formation or implementation
- Strong financial competency

A substantial percentage of our nominees have the following critical skills and backgrounds that bring important perspectives to the boardroom:

- CEO leadership experience
- Hands-on HSE and corporate responsibility experience
- Direct experience in contiguous, cyclical industries
- Corporate governance experience from other boards
- Industrial operating and workforce management experience
- Mergers and acquisitions execution, implementation or analysis skills

RECOMMENDATION OF THE BOARD

The Board recommends that the shareholders vote **"FOR"** the election of each of the nominees to the Board as set forth in this proposal.



Nominees for Election

JOHN D. GASS



Independent Director

Age: 69

Director since: 2012

Committees: Compensation (Chair); Health, Safety, Environment and Corporate Responsibility

Other Public Boards: Suncor Energy Inc.

Degrees: BS in Civil Engineering, Vanderbilt University; MS in Civil Engineering, Tulane University

Director Qualification Highlights

- Former Vice President of Chevron Corporation and President of Chevron Gas and Midstream
- Operational and HSE experience in upstream and midstream sectors in US and around the world
- Director, Suncor Energy Inc., since February 2014 (Chairman, Human Resources and Compensation Committee; member of Governance Committee)
- Former director, Weatherford International, Ltd., June 2013 through December 2019 (Chairman, Compensation Committee and member of Nominating and Governance Committee)
- Former director of Sasol Chevron Holdings Ltd and GS Caltex

Skills and Qualifications of Particular Relevance to Southwestern Energy

- Career-long experience in the Company's industry sectors, including at executive level
- Executive positions in global operations
- Managed capital-intensive, cyclical commodity businesses
- Valuable governance experience gained from his service on two other public company boards of directors
- Strong environmental and safety skills, including implementation of best practices

S. P. "CHIP" JOHNSON IV



Independent Director

Age: 65

Director since: 2020

Committees: Health, Safety, Environment and Corporate Responsibility; Nominating and Governance

Other Public Boards: Callon Petroleum

Degrees: BS in Mechanical Engineering, University of Colorado

Director Qualification Highlights

- Former President and CEO of Carrizo Oil & Gas, which he co-founded, until its merger with Callon Petroleum in December 2019
- Director, Callon Petroleum since December 2019 (Member, Strategic Planning and Reserves Committee)
- Director, SEARCH Homeless Services (nonprofit)
- Former director, Basic Energy Services
- Former director, Pinnacle Gas Resources

Skills and Qualifications of Particular Relevance to Southwestern Energy

- Business leadership skills as a former President and CEO of a NYSE-listed company
- Registered Petroleum Engineer
- Extensive experience in oil and gas exploration and production
- Risk management, strategy, and corporate governance experience

CATHERINE A. KEHR



Independent Director and Chairman of the Board

Age: 58
Director since: 2011
Committees: Audit; Nominating and Governance (Chair)
Other Public Boards: None
Degrees: BA, Yale University; MBA, The Wharton School, University of Pennsylvania

Director Qualification Highlights

- Retired Senior Vice President and Director of Capital Research Company, a division of The Capital Group, investment advisor to the American Funds
- Led investment analysis and served as portfolio manager of global energy equities and also served as investment analyst and portfolio manager with responsibility for global energy high-yield debt
- Ranked by Reuters survey among top 10 US portfolio managers in 2002
- Formerly with Atlantic Richfield Company and Payden & Rygel Investment Management
- Former director, California Resources Corporation, February 2015 through May 2017 (Chairman of Compensation Committee and member of Audit Committee)

Skills and Qualifications of Particular Relevance to Southwestern Energy

- Deep understanding of financial analysis and capital markets
- Investor perspective from career as a global energy sector investor at major fund manager
- Broad global knowledge of energy sector, including impacts of commodity price cyclicality
- Corporate governance and compensation experience from service as a director of another E&P company

GREG D. KERLEY



Independent Director

Age: 65
Director since: 2010
Committees: Health, Safety, Environment and Corporate Responsibility; Nominating and Governance
Other Public Boards: None
Degrees: BS in Accounting, Oklahoma State University

Director Qualification Highlights

- Retired Executive Vice President and Chief Financial Officer of Southwestern Energy (last employed October 2012)
- Rated by *Institutional Investor* in 2010 as one of the top performing E&P CFOs
- Former Controller, Chief Accounting Officer, Treasurer and Secretary
- Senior financial and accounting positions at Agate Petroleum, Inc.
- Arthur Andersen LLP, working for energy clients

Skills and Qualifications of Particular Relevance to Southwestern Energy

- Extensive experience in finance, accounting, and financial reporting, including serving as chief financial officer of a publicly traded company
- Executive leadership experience
- Deep risk management background
- Strong strategic skills and background
- Former CPA
- More than 30 years of oil and gas industry experience

JON A. MARSHALL



Independent Director

Age: 69

Director since: 2017

Committees: Compensation; Health, Safety, Environment and Corporate Responsibility (Chair)

Other Public Boards: Noble Corporation plc

Degrees: BS in Engineering, United States Military Academy

Director Qualification Highlights

- Former Chief Executive Officer and President of GlobalSantaFe Corporation
- Former President and Chief Operating Officer, Transocean Ltd.
- Director, Noble Corporation plc, since 2009 (Chairman, Compensation Committee; member, Health, Safety, Environment and Engineering Committee; member, Finance Committee)
- Chairman of the Board of Directors, Chahta Foundation (nonprofit promoting education, cultural identity and health for the Choctaw Nation)
- Director, Choctaw Global Services (a for-profit entity of the Choctaw Nation of Oklahoma)
- Former Director, Sentinel Energy Services, Inc., (2018-2020)
- Former Director, Cobalt International Energy, Inc. (2010-2018)
- Former Director, Jones Academy Foundation (foundation supporting residential learning center for Choctaw youth)

Skills and Qualifications of Particular Relevance to Southwestern Energy

- Former CEO of NYSE-listed company that went through transformative changes
- Significant experience as a senior executive of multiple energy services companies
- Executive experience in cyclical global businesses
- Experience overseeing best operational, safety and environmental practices
- Added cultural and ethnic perspective, with strong leadership in giving back to communities

PATRICK M. PREVOST



Independent Director

Age: 65

Director since: 2017

Committees: Audit (Chair); Nominating and Governance

Other Public Boards: Materion Corporation

Degrees: BS in Chemistry, University of Geneva; MBA, University of Chicago

Director Qualification Highlights

- Former President and Chief Executive Officer of Cabot Corporation, a global specialty chemical and performance materials company, January 2008 until March 2016
- Responsible CEO of the Year, *Corporate Responsibility Magazine*, 2013
- Director, Materion Corporation, since 2019 (member, Compensation Committee; member, Governance and Organization Committee)
- Former President, Performance Chemicals, BASF, AG
- Former senior management positions at BP plc and Amoco, Inc.
- Former director, Cabot Corporation (2008 to 2020), General Cable Corporation (2010 to 2018) and American Chemical Industry Council

Skills and Qualifications of Particular Relevance to Southwestern Energy

- Former service as CEO of NYSE-listed company and service on public company boards in leadership positions
- Experience in chemical industry and managing commodity price risks
- Led capital-intensive business operations
- Experience in acquisitions and strategic alliance
- Deep commitment and skills in safety, environmental compliance and best practices and asset integrity
- Global perspective in international company and having been born, raised and spent much of his career outside the US

ANNE TAYLOR



Director

Age: 65
Director since: 2018
Committees: Audit; Compensation
Other Public Boards: Group1 Automotive; Whiting Petroleum
Degrees: BS and MS in Civil Engineering, University of Utah

Director Qualification Highlights

- 30-year career with Deloitte, LLP (1987 until her retirement in June 2018)
- Director, Group 1 Automotive, since 2018 (member, Audit and Compensation Committees)
- Director, Whiting Petroleum, since September 2020 (member, ESG and Compensation Committees)
- Director, Conway MacKenzie (private financial consulting firm)
- Director, Central Houston, Inc. (non-profit)
- Former Vice Chairman and Managing Partner, Houston office, Deloitte, LLP (2007-2018)
- Former Regional Managing Partner, Mid-America Region, Deloitte, LLP
- Former U.S. Chief Strategy Officer, Deloitte, LLP
- Former director, Deloitte, LLP (Chair of the Investment Committee; member of the US and Global Nominating and the CEO Evaluation and Compensation Committees)
- Former director, Deloitte Consulting, LLP

Skills and Qualifications of Particular Relevance to Southwestern Energy

- Extensive strategy development and execution experience
- Change management experience
- Talent development experience
- Board and corporate governance experience
- Insight into innovation and growth strategies
- Energy industry knowledge

DENIS J. WALSH III



Director

Age: 60
Director since: 2019
Committees: Audit; Compensation
Other Public Boards: None
Degrees: BS in Economics, University of Massachusetts; MS in Finance, Boston College

Director Qualification Highlights

- Retired in 2013 as a Managing Director of BlackRock, Inc., the world's largest investment management company
- Former lead Portfolio Manager for BlackRock, Inc.'s All-Cap Energy strategies (2005-2013)
- Former Managing Director at State Street Research & Management Company (1999-2005)
- Founded and previously served as a lead Portfolio Manager for State Street's Analyst Fund
- Former Research Analyst at Fleet Investment Advisors (1994-1999)
- Recognized by Institutional Investor magazine as "The Best Of The Buyside" Energy Analyst seven times
- Adjunct faculty member at Providence College teaching investment management since 2013

Skills and Qualifications of Particular Relevance to Southwestern Energy

- Chartered Financial Analyst
- 20+ year career as a securities analyst
- Extensive investment management experience focusing on energy and natural resources
- Global energy sector investment and analysis experience

WILLIAM J. WAY



Director

Age: 62
Director since: 2016
Committees: None
Other Public Boards: None
Degrees: BS in Industrial Engineering, Texas A&M University; MBA, Massachusetts Institute of Technology

Director Qualification Highlights

- President and Chief Executive Officer of the Company since January 2016
- President and Chief Operating Officer of the Company, December 2014 to January 2016
- Executive Vice President and Chief Operating Officer of the Company, October 2011 to December 2014
- Former Senior Vice President-Americas, BG Group plc with responsibility for E&P, Midstream, LNG and global shipping operations in the US, Trinidad and Tobago, Chile, Bolivia, Canada and Argentina
- Former President, Dubai Petroleum Company, 2002-2007
- Various senior technical, operational and leadership positions at ConocoPhillips 1981-2007
- Extensive managerial, operational, technical and leadership experience in U.S. and international upstream and midstream sectors
- Current Director of the American Petroleum Institute and the National Petroleum Council

Skills and Qualifications of Particular Relevance to Southwestern Energy

- Insights into the Company's operations, strategy and talent development as well as its relations with investors and other key stakeholders from his position as leader of the Company
- Extensive leadership experience in upstream and midstream businesses
- Deep background in managing commodity risk and capital programs
- Strong HSE commitment and experience
- History of talent development

Director Independence

The Company's Corporate Governance Guidelines require that a majority of the members of the Board be independent of the Company's executive leadership and its significant shareholders. For a director to be deemed "independent," the Board must affirmatively determine that the director has no material relationship with the Company or its affiliates (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company or its affiliates), or any person (including the director) that, with its affiliates, is the beneficial owner of 5% or more of the Company's outstanding voting stock or any member of the executive leadership of the Company or his or her affiliates. Material relationships include commercial, banking, industrial, consulting, legal, accounting, charitable and familial relationships. For making this determination, the Board has adopted a set of director independence standards as required by the NYSE. These independence standards can be found in the Company's Corporate Governance Guidelines at *www.swn.com.*

Our Board has determined that all of the nominees for director, other than our CEO, Mr. Way, are independent under our applicable independence standards.

Selection Criteria for Nominees for Directors

Each member of the Board is expected to bring a valuable and often different perspective to the governance of the Company. When these differing skill sets and backgrounds are combined in an environment of interaction and respect, they give a greater overall skill set to the Board and provide a strong governance structure. Our Corporate Governance Guidelines, which are available on our website at *www.swn.com*, set forth certain criteria that apply to the selection of director candidates.

Director Selection Criteria

Each director nominee should:
- be chosen without regard to sex, race, religion or national origin
- be an individual of the highest character and integrity and have the ability to work well with others
- have an inquiring mind, vision and good judgment
- be free of any conflict of interest that would violate any applicable law or regulation or interfere with the proper performance of the responsibilities of a director
- have a skill set that complements the backgrounds and experience of other Board members

- possess substantial and significant business experience in specific areas of expertise that would be important to the Company in the performance of the duties of a director
- have sufficient time available to devote to the affairs of the Company to carry out the responsibilities of a director
- have the capacity and desire to represent the balanced, best interests of all shareholders and objectively appraise management performance

Director Nomination Process

The Nominating and Governance Committee evaluates the qualifications of each director candidate against the foregoing criteria in making a recommendation to the Board concerning that individual's election or re-election as a director, including members of the Nominating and Governance Committee. The Nominating and Governance Committee, with direct input and advice from our CEO, is responsible for assessing the appropriate mix of skills and characteristics required of Board members based on the Board's needs at a given point in time and periodically reviews and updates the foregoing criteria as deemed necessary. The Company is committed to considering candidates for the Board regardless of gender, ethnicity and national origin. Any search firm retained to assist the Nominating and Governance Committee in seeking candidates is instructed to seek diverse candidates from traditional and nontraditional candidate groups.

In 2020, the Board added one new director, which means 56% of this year's nominees have been added since 2017. Their selection followed a thorough search process, aided by an external search firm. The following key goals informed these choices:

- We believe an effective Board brings together a diversity of perspectives based upon a strong balance of skills, experience and personal qualities that, when united with a set of core competencies, provide a solid platform for prudent oversight of the Company.
- We have targeted specific skill resources that provide insights into where we collectively determine SWN and our industry are headed.

- We actively pursue diversity of thought, approach, gender and ethnicity.

Each director's continuation on the Board is reviewed near the end of his or her term and before that director is reconsidered for election. As described more fully on page 25, the Nominating and Governance Committee conducts a peer review evaluation process for directors and, with this information and in consultation with the Chairman of the Board, reviews and assesses the contributions of those directors selected for re-election. At the conclusion of this process, the Chairman of the Nominating and Governance Committee reports the Nominating and Governance Committee's conclusions to the full Board. Once a director reaches the age of 75, he or she may not be considered for re-election to the Board of Directors, with certain exceptions provided in our Corporate Governance Guidelines.

The Board recognizes the importance of soliciting new candidates for Board membership and that the needs of the Board, in terms of the relative experience and other qualifications of candidates, may change over time. Candidates for membership on the Board may be suggested by any director or shareholder, and the Board may retain professional search firms to identify suitable candidates. Shareholders may nominate candidates for directors by following the procedures described on page 26 under "Shareholder Nominations."

Voting for Directors

The shares of common stock represented by the enclosed proxy will be voted as instructed by the shareholder for the election of the nominees named in this section. If no direction is made, the proxy will be voted "FOR" the election of all of the nominees named above other than in the case of broker non-votes, which will be treated as described below. This year, with no shareholders having made nominations, the number of nominees equals the number of directors to be elected. Our bylaws provide that, in any uncontested election of directors (an election in which the number of nominees does not exceed the number of directors to be elected), any nominee who receives a greater number of votes cast "FOR" his or her election than votes cast "AGAINST" his or her election will be elected to the Board.

Shares not represented in person or by proxy at the Annual Meeting, abstentions and broker non-votes, will have no effect on the election of directors, other than counting for purposes of a quorum. Our bylaws also provide that any nominee who does not receive a majority of votes cast "FOR" his or her election in an uncontested election is expected to tender his or her conditional resignation to the Chairman of the Board promptly following the certification of the vote, which resignation shall be promptly considered through a process overseen by the Nominating and Governance Committee, excluding (other than in certain limited circumstances set forth in our bylaws) any nominees who did not receive a majority vote. If any nominee becomes unavailable for any reason, or if a vacancy should occur before the election, the shares of common stock represented by the enclosed proxy may be voted for such other person as the Board may recommend. The Company does not expect that any nominee will be unavailable for election.

Corporate Governance

Corporate Governance Policies

Southwestern Energy recognizes that strong corporate governance plays an important part in achieving our objective of enhancing the Company's long-term value for our shareholders. Executive leadership, led by the CEO, is responsible for running the Company's operations, under the oversight of the Board of Directors.

The Board has adopted corporate governance principles that serve as the framework of the Board and its committees. From time to time, the Board revises its corporate governance policies in response to changing regulatory requirements, evolving best practices and the perspective of our shareholders and other stakeholders.

Corporate Governance Materials

The following materials related to corporate governance at Southwestern Energy are available at www.swn.com, under the section "Corporate Governance."

- Certificate of Incorporation
- Bylaws
- Audit Committee Charter
- Compensation Committee Charter
- Nominating and Governance Committee Charter
- Health, Safety, Environment and Corporate Responsibility Committee Charter
- Corporate Governance Guidelines

- Business Conduct Guidelines
- Code of Ethics for Section 406 Officers
- Anti-Corruption Compliance Policy
- Confidential Complaint Procedures for Questionable Accounting Practices
- Procedures for Contacting the Board
- Political Contributions Policy

Copies of all of these documents are also available in print free of charge to any shareholder upon request to our Investor Relations Department located at our corporate headquarters and reachable at (832) 796-4700.

Corporate Responsibility

Southwestern Energy Company is committed to providing the energy that powers our world, today and into the future. Creating Value+ is SWN's core goal, with a clear focus on continuous improvement, innovation, integrity and responsibility. We seek to create value for our shareholders while providing a safe and healthy workplace for our people, acting as good environmental stewards and being respected members of the communities in which we operate. Our Corporate Responsibility Report provides additional insight into our operations, goals, strategy and performance. It is located at *www. swn.com/responsibility*.

Communications with the Board of Directors

The Board provides a process for shareholders and other interested persons to send communications to the independent Chairman of the Board, the non-employee directors as a group or any of the other directors, including the entire Board. Shareholders and other interested persons may send written communications to the non-employee directors, the Chairman of the Board or any of the other directors to the attention of the Secretary, Southwestern Energy Company, 10000 Energy Drive, Spring, Texas 77389-4954. The Secretary will review, sort and summarize the communications and forward them to the intended recipient(s) on a periodic basis, but no less frequently than every calendar quarter.

Committees of the Board of Directors

The Board has four standing committees: the Audit Committee, the Compensation Committee, the Nominating and Governance Committee, and the Health, Safety, Environment and Corporate Responsibility Committee. In addition, the Board may from time to time authorize additional standing or ad hoc committees, as it deems appropriate. The Board creates ad hoc committees from time to time for special matters, such as finance or strategy. The following table lists our director nominees' standing committee assignments and chairmanships as of December 31, 2020.

Board Member	Audit	Compensation	Nominating and Governance	Health, Safety, Environmental and Corporate Responsibility
John D. Gass		C		✓
S.P. "Chip" Johnson IV*				✓
Catherine A. Kehr	✓		C	
Greg D. Kerley			✓	✓
Jon A. Marshall		✓		C
Patrick M. Prevost	C		✓	
Anne Taylor	✓	✓		
Denis J. Walsh III	✓	✓		
William J. Way				

* Mr. Johnson was added to the Nominating and Governance Committee in February 2021

Committee Reports

Audit Committee Report

Members during 2020:

All independent
Patrick M. Prevost (Chair)
Catherine A. Kehr
Anne Taylor
Denis J. Walsh III

Meetings during 2020:
Four, each attended by all members

Audit Committee Financial Experts
The Board has determined that each of the following members of the Audit Committee is an Audit Committee Financial Expert based on a qualitative assessment of the individual's knowledge and experience:

- Ms. Kehr – MBA from The Wharton School at the University of Pennsylvania; extensive experience in debt and equity markets during career as investment analyst and portfolio manager
- Mr. Prevost – Former CEO of a publicly-traded company
- Mr. Walsh – Former managing director of the world's largest investment management company

Each member of the Audit Committee is financially literate and independent under SEC, NYSE and the Company's rules and guidelines. The Audit Committee is charged with assisting the Board in its oversight of the following, among other things:

- the integrity of the Company's financial statements and financial reporting process and the Company's systems of internal accounting and financial controls
- the performance of the internal audit services functions
- the annual independent audit of the Company's financial statements, the engagement of the independent auditors and the evaluation of the independent auditors' qualifications, independence and performance
- the Company's compliance with legal and regulatory requirements, including disclosure controls and procedures
- the evaluation of enterprise risks

During 2020, the Audit Committee, among other things:

- Reviewed and discussed each quarter the Company's financial performance, liquidity position and hedging portfolio
- Before filing both the annual and the quarterly financial statements of the Company
  - discussed these financial statements with executive leadership and PricewaterhouseCoopers LLP ("PwC"), the Company's independent public accounting firm, including the matters required by applicable auditing standards
  - reviewed with management disclosure procedures and controls
  - in the case of annual financial statements, received and reviewed the written disclosures and the letter from PwC under applicable requirements of the Public Company Accounting Oversight Board and discussed with PwC its independence from the Company and its management
  - met privately (i.e., without Company management) and separately with each of PwC, the Company's head of internal audit services, and individuals in executive leadership
  - reviewed reserves calculations with management and, in the case of year-end calculations, met privately (i.e., without Company management) with Netherland, Sewell & Associates, Inc., the Company's independent reserves audit firm

  - based on the review and discussion described above, recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as applicable
- Reviewed the performance of the Company's independent public accounting firm and the scope of its engagement and recommended its continued engagement, including fees and any non-audit matters
- Reviewed in detail the Company's risk management process and specific risks identified, including cybersecurity
- Received quarterly reports regarding the Company's cybersecurity posture
- Discussed and approved scope of internal audit services' review of transactions and compliance matters and reviewed results on a quarterly basis
- Received and reviewed reports on litigation and on confidential hotline calls on a quarterly basis

Patrick M. Prevost, Chair   Anne Taylor
Catherine A. Kehr   Denis J. Walsh III

Compensation Committee Report

Members during 2020:

All independent
John D. Gass (Chair)
Jon A. Marshall
Anne Taylor
Denis J. Walsh III

Meetings during 2020:

Three regular meetings and two special meetings, each attended by all members

Each member of the Compensation Committee is independent under SEC, NYSE and the Company's rules and guidelines. Among other things, the Compensation Committee is charged with assisting the Board in:

- discharging its responsibilities related to the compensation of the Company's executive officers and certain other employees of the Company
- preparing the report on executive compensation for inclusion in the Company's annual proxy statement

During 2020, the Compensation Committee, among other things:

- Conducted an in-depth review of the Company's executive compensation programs, including:
  - extensive benchmarking of compensation levels and components against the Company's peer group, using data from the Committee's independent compensation consultant
  - consideration of compensation trends
  - assessment of risks in compensation programs
  - approved the 2020 Compensation program for named executive officers, including:
    - no base salary increases
    - reduction of LTI target values by 10%
    - inclusion in LTI program of 50% adjustment to any stock price appreciation or depreciation
- Engaged with a large majority of shareholders and analyzed feedback regarding the Company's executive compensation program
- Determined individual bonuses for 2019 and payouts of long-term performance awards whose performance periods ended in 2019
- After review with independent compensation consultants of overall payment levels, established salary levels, annual bonus targets and long-term incentive grants for 2020 for all Section 16 officers, subject to the approval of the Board
- Determined the 2019 annual bonus pool for non-officer employees
- Reviewed benefits policies and programs, including status of Company pension plan and determined to "freeze" the pension plan and to modify the 401(k) plan to align retirement benefits with market data
- Reviewed the Company's stock ownership guidelines and prohibition on hedging and pledging and officers' compliance with them
- Modified its charter to formalize and to clarify its role in overseeing strategies and initiatives related to human capital management, including employee engagement and diversity and inclusion.

The Compensation Committee continued to engage Meridian Compensation Partners, LLC ("Meridian") as its independent compensation consultant for 2020 to advise on all matters related to executive compensation. In particular, Meridian collected and provided quantitative competitive market data for peer companies and advised in the selection of the peer groups of companies for compensation levels and performance-based long-term incentives. The Compensation Committee has sole authority to retain and terminate consultants such as Meridian and determines the interaction between consultants and Company management and personnel. Meridian provides no other services to the Company other than supplying the Nominating and Governance Committee with comparative data for compensation of non-employee directors and providing the Company on a quarterly basis data to assist in valuing unvested performance units for the purpose of applying generally accepted accounting principles regarding liability award accounting, the fees for which are about $65,000 annually. The Compensation Committee regularly meets with Meridian without any Company officers or employees present.

Report of the Compensation Committee

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis appearing in this proxy statement with executive leadership and, based on that review and discussion, recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Compensation Committee Interlocks and Insider Participation

During 2020, there was no interlocking relationship between the Board or the Compensation Committee and the board of directors or compensation committee of any other company.

John D. Gass, Chair
Jon A. Marshall

Anne Taylor
Denis J. Walsh III

Nominating and Governance Committee Report

Members during 2020:

All independent

Catherine A. Kehr (Chair)

Greg D. Kerley

Patrick M. Prevost

Meetings during 2020:

Three regular meetings and one special meeting, each attended by all members

Each member of the Nominating and Governance Committee is independent of the Company and executive leadership under the standards set forth in the SEC rules and the Corporate Governance Rules of the NYSE. In accordance with its charter, the purpose of the Nominating and Governance Committee is to discharge the responsibility of the Board relating to:

- the identification of individuals qualified to become members of the Board
- the recommendation to the Board of the director nominees for each Annual Meeting of Shareholders
- the consideration and periodic reporting to the Board on all matters relating to the selection, qualification and compensation of members of the Board and candidates nominated to the Board
- the development and recommendation to the Board of a set of corporate governance guidelines applicable to the Company
- the review of the overall corporate governance structure of the Company and the recommendation of any proposed changes regarding the Company's corporate governance practices

During 2020, the Nominating and Governance Committee, among other things:

- Conducted an annual review of each director and the full Board's performance, and based on that, evaluated the Board's composition
- Recommended the election of a new director to balance the Board's and its committees' skill sets and knowledge basis, as described more fully below
- Oversaw the process for the Board to plan for the succession and development for key executives
- Reviewed the Company's Corporate Governance Guidelines and all committee charters, with input from other committees as applicable, and recommended changes that the Board adopted
- Reviewed director compensation, benchmarking the Company against peer companies based on input from Meridian Compensation Partners, LLC ("Meridian"), the independent compensation consultant that the Compensation Committee also uses
- Modified its charter to formalize and to clarify its role in coordinating oversight of the Company's culture among the existing Board committees in order to ensure alignment among the Company's culture, values, and strategy.

The Nominating and Governance Committee devoted time in 2020 to Board assessment and refreshment. The Committee engaged in a lengthy and deliberate process, assisted by an outside search firm, of identifying and analyzing a qualified candidate whose skills and background complement those of the continuing directors and increase the collective knowledge and insights of our Board. In particular, the Committee deliberately sought out an individual with strategic perspectives on our industry, leadership experience, and other complementary skills for this stage in the Company's history. The Company is committed to considering diverse candidates for the Board and the search firm was instructed to seek diverse candidates from traditional and nontraditional candidate groups. We were guided by the criteria set forth in our Corporate Governance Guidelines, which are available to view on our website at *https://www.swn.com/investors/corporate-governance/*.

Our Committee recommended, and the Board elected, S. P. "Chip" Johnson IV as a new independent director in 2020. He is the former President and CEO of Carrizo Oil & Gas and brings important experience to the Board's mix of skills. The Committee also recommended, and the Board approved, certain realignments in the composition of our standing committees to take advantage of our new director's skills. We have eight independent directors with a variety of backgrounds, both inside our industry and relevant to it.

Catherine A. Kehr, Chair   Patrick M. Prevost

Greg D. Kerley

Health, Safety, Environment and Corporate Responsibility Committee Report

Members during 2020:

All independent

Jon A. Marshall (Chair)
John D. Gass
S. P. "Chip" Johnson IV (joined September 2020)
Greg D. Kerley

Meetings during 2020:

Four, each attended by all who were members at the time of the meeting

Although not required by SEC or NYSE rules or regulations, each member of the Health, Safety, Environment and Corporate Responsibility Committee is independent under SEC, NYSE and the Company's rules and guidelines. Among other things, the Health, Safety, Environment and Corporate Responsibility Committee is charged with assisting the Board in:

- matters of health, safety and environment arising out of the Company's activities and operations and their impact on employees, contractors and the communities in which the Company operates
- current and emerging trends in social, political and public policy issues that may affect the Company, its business and its reputation and that are not in the purview of other standing committees of the Board of Directors

During 2020, the Health, Safety, Environment and Corporate Responsibility Committee, among other things:

- Reviewed in depth each quarter compliance statistics and incident rates in the areas of health, safety and the environment
- Considered reports on HSE incidents and related investigations and discussed lessons learned
- Reviewed and assessed the Company's programs to assure safety and compliance with Company policies at all of its locations, including by service providers and other non-employees onsite or working with our businesses

- Reviewed key risks associated with the Company's operations and business in the areas of health, safety and the environment and the Company's programs and policies to address these risks
- Recommended to the Compensation Committee the metrics related to health, safety and the environment to be included in the Company's compensation programs, including adding methane intensity as a metric to the Company's annual bonus program
- Reviewed and discussed environmental, social and political trends, legislation and policies and their potential impact on the Company
- Reviewed and oversaw the publication of the annual corporate responsibility report

Jon A. Marshall, Chair	S. P. "Chip" Johnson IV
John D. Gass	Greg D. Kerley

Board Leadership Structure and Executive Sessions

Currently an independent director, Catherine A. Kehr, serves as Chairman of the Board of Directors. At many times in our past, the Board has named the CEO as Chairman with an independent director serving as presiding, or lead, director. The Board may modify the current structure again in the future if it determines that it would be more effective and likely to advance the interests of the Company and its shareholders.

The independent directors are required to meet in executive sessions as appropriate matters for their consideration arise, but, in any event, at least once a year. During 2020, the Board conducted these executive sessions at each of its regularly scheduled meetings. The agenda of these executive sessions includes such topics as the participating directors determine. The Chairman of the Board (or the presiding director if the CEO is Chairman) acts as the chair of all executive sessions and is responsible for coordinating the activities of the other outside directors, as required by our corporate governance guidelines and the NYSE listing standards. The Chairman (or the presiding director if the CEO is Chairman) also acts as the liaison director for any informal, confidential communications with the CEO outside of the normal committee and Board procedures.

Board, Committee and Director Evaluations

Each year, the Nominating and Governance Committee supervises a thorough evaluation process of the performance of the Board as a whole, each of its committees and each of its directors. Steps and actions include:

EVALUATION	PROCEDURE	SUMMARY AND FEEDBACK
Individual Director	• Each director anonymously evaluates each other director on multiple criteria • Results are compiled by an outside legal firm to assure anonymity	• Individual results are shared with the director and the Chair of the Nominating and Governance Committee • Results are considered in committee assignments and in deciding whether to re-nominate the director
Committee	• Each member completes a multi-question evaluation of the committee's performance tailored to its specific tasks	• Committee discusses results and potential improvements • Can lead to recommending revisions to committee's charter and practices
Board	• Each director completes a comprehensive questionnaire regarding the Board's overall performance and effectiveness	• Results discussed in executive session • Nominating and Governance Committee considers results in evaluating committee structure and assignments

Succession Planning

The Board regularly reviews emergency and long-term succession plans for the CEO and other senior leadership positions. In assessing future possible CEOs, the independent directors identify the skills, experience and attributes they believe are required to be an effective CEO in light of the Company's business strategies, opportunities and challenges. The Board also ensures that directors have substantial opportunities over the course of time to engage with possible succession candidates.

The Board also considers its own composition and succession plans. The Nominating and Governance Committee is responsible for establishing criteria for nominees, screening candidates (in consultation with the CEO), and upon review and feedback from the remaining directors, making a recommendation for final approval of candidates for the full Board. The decision to name a new director is made by the full Board.

Shareholder Rights

Under our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws, our shareholders have the right to call a special meeting of shareholders and to nominate director candidates to appear in our proxy. Holders of at least 20% of our common stock meeting certain "net long" holding requirements may require the Secretary to call a special meeting. Our Amended and Restated Bylaws allow shareholders to nominate candidates for director, as described in the section "Shareholder Nominations." This includes a "proxy access" right. We have no supermajority voting requirements. Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws are available to shareholders at no charge upon request to the Secretary or on our website at *www.swn.com*.

Shareholder Nominations

Our Amended and Restated Bylaws permit shareholders to nominate directors for consideration at an annual meeting of shareholders. During the past year, no shareholder nominated a candidate for the Company's Board pursuant to procedures discussed in our Amended and Restated Bylaws or otherwise formally suggested a candidate to the Nominating and Governance Committee.

The chairman of the meeting may disregard any nomination of a candidate for director if it is not made in compliance with the procedures in our Amended and Restated Bylaws or other requirements under the Securities Exchange Act of 1934, as amended. For more information

on shareholder participation in the selection of director nominees, please refer to Section 2.4 of our Amended and Restated Bylaws, which can be found on our website at *www.swn.com* under "Corporate Governance."

It is the policy of the Nominating and Governance Committee to consider properly submitted shareholder nominations for directors as described under "Succession Planning." In evaluating such nominations, the Nominating and Governance Committee seeks to address the criteria set forth under "Election of Directors–Selection Criteria for Nominees for Directors."

Proxy Access Nominations

A shareholder, or a group of up to 20 shareholders (with funds having specified relationships constituting a single shareholder), owning 3% or more of the Company's outstanding common stock continuously for at least the preceding three years may nominate and include in the Company's proxy materials director candidates constituting up to 20% of the Board or two directors, whichever is greater, provided that the shareholder(s) and the nominee(s) satisfy the requirements specified in the Amended and Restated Bylaws. Shares that have been loaned during any portion of the three-year holding period count as being owned as long as certain conditions for the recall of shares are met. This is in addition to the right of any shareholder to nominate director candidates outside the proxy access process.

To make a proxy access nomination, an eligible shareholder (as defined in our Amended and Restated Bylaws) generally must deliver a qualifying notice to the Secretary at the principal executive offices of the Company not less than 120 days nor more than 150 days prior to the first anniversary of the date that the Company first distributed its proxy statement to shareholders for the previous year's Annual Meeting of Shareholders and otherwise comply with all of the requirements of the Amended and Restated Bylaws. For the 2022 Annual Meeting, we must receive notice of the nomination for inclusion in the Company's proxy materials no earlier than November 9, 2021 and no later than December 9, 2021.

Other Nominations

Our Amended and Restated Bylaws also allow any shareholder to nominate a candidate for election to the Board without the nomination included in the Company's proxy materials by delivering written notice by mail to the Secretary at the principal executive offices of the Company generally not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding Annual Meeting of Shareholders, assuming that meeting is held within 25 days of such anniversary. The notice must include information specified in the Amended and Restated Bylaws. For the 2022 Annual Meeting,

assuming it is held within 25 days of May 18, 2022, we must receive notice of intention to nominate a director no earlier than January 18, 2022 and no later than February 17, 2022. If the meeting is not held within 25 days before or after the first anniversary of the preceding year's annual meeting, we must receive notice of a shareholder's intention to nominate a director (or to introduce an item of business) no later than the close of business on the tenth day following the day on which we send notice of the annual meeting or otherwise publicly disclose such date, whichever first occurs.

Certain Transactions with Directors and Officers

The Board has adopted a written policy that governs the approval of transactions with related parties, including, among others, officers, directors and their immediate family members. The Related Party Transaction Policy applies to any potential related party transaction other than a transaction involving less than $5,000 or involving compensation by the Company of a related party who is a director or officer. Under the Company's related party transaction policy, directors and officers are required to bring any possible related party transaction to the attention of the Company's General Counsel. The Board has determined that the Audit Committee is best suited to review such transactions. At the first regularly scheduled Audit Committee meeting in each calendar year, executive leadership recommends transactions to be entered into by the Company for that calendar year with related parties, including the proposed aggregate value of such transactions, if applicable. After review, the Audit Committee approves or disapproves such transactions. At each subsequently scheduled meeting, executive leadership updates the Audit Committee as to any

material change to those proposed transactions. In the event executive leadership recommends any additional transactions subsequent to the first calendar year meeting, such transactions may be presented to the Audit Committee for approval or preliminarily entered into by executive leadership subject to ratification by the Audit Committee; and if the transaction is not so ratified, the transaction must be cancelled.

Pursuant to the policy, the Audit Committee has reviewed and established a standing pre-approval for each of the following types of transactions:

- Any employment by the Company of an executive officer of the Company or any of its subsidiaries if: the related compensation is required to be reported in the Company's proxy statement under Item 402 of Regulation S-K promulgated by the SEC regarding compensation disclosure requirements (generally applicable to "named executive officers") and is approved (or recommended to the Board for approval) by the Company's Compensation Committee; or the executive officer is not an immediate family member of another executive officer or director of the Company, the related compensation would be reported in the Company's proxy statement under Item 402 if the executive officer was a "named executive officer," and the Company's Compensation Committee approved (or recommended that the Board approve) such compensation;

- Any compensation paid to a director if the compensation is required to be reported in the Company's proxy statement under Item 402 of Regulation S-K;

- Any transaction with another company at which a related party's only relationship is as an employee (other than an executive officer or director) or beneficial owner of less than ten percent of that company's equity, if the aggregate amount involved does not exceed the greater of $1,000,000, or two percent of that company's total annual revenues;

- Any charitable contribution, grant or endowment by the Company to a charitable organization, foundation or university at which a related party's only relationship is as an employee (other than an executive officer or director), if the aggregate amount involved does not exceed the lesser of $1,000,000, or two percent of the charitable organization's total annual receipts;

- Any transaction where the related party's interest arises solely from the ownership of the Company's common stock and all holders of the Company's common stock received the same benefit on a pro rata basis (e.g., dividends);

- Reimbursement or payment of expenses of a related party who is an officer or director pursuant to the Company's travel and business expense reimbursement policies;

- Transactions available to all employees generally; or

- Transactions in the ordinary course of business that do not exceed $120,000 in any fiscal year.

Certain Transactions

The Company employs our director Greg Kerley's son-in-law, James Durant, as a Senior Production Engineer. He received total compensation of less than $175,000 in fiscal year 2020. Mr. Durant was a full-time employee of the Company before his marriage to Mr. Kerley's daughter. The Company also employed our former Chief Financial Officer's sister, Kate Bott, as Senior Marketing Analysis Manager. She received total compensation of less than $360,000 in fiscal year 2020, which includes separation benefits consistent with benefits provided to other employees. Ms. Bott's employment with the Company ended on May 31, 2020.

Compensation Risk Assessment

The Company believes that our compensation policies and practices appropriately balance near-term performance improvement with sustainable long-term value creation, consistent with our corporate philosophy, and, based on a determination by the Compensation Committee's independent compensation consultant, that they do not encourage unnecessary or excessive risk taking. In addition to the Audit Committee's oversight role in evaluating enterprise risk issues, the Compensation Committee evaluates the design of all our compensation policies and practices, including our incentive plans, to assess whether they create appropriate incentives for employees to perform and to remain at the Company and to take appropriate risks and to discourage taking inappropriate risks.

Compensation for our employees generally is structured similarly to our executive compensation program: a base salary, performance-based annual bonus, post-employment benefit plans, and, for certain senior employees, equity incentive compensation in the form of stock options, restricted stock, restricted stock units payable in cash or common stock, and/or performance units payable in common stock or cash. The less senior the employee, the more that pay is weighted toward annual compensation, with non-salaried, hourly employees receiving solely wages and a comparatively smaller bonus. Performance-based annual bonus and long-term incentives have features paralleling those for our named executive officers and thus are designed to encourage intelligent risk-taking and risk mitigation. Business unit performance comprises a significant portion of the individual performance component. The formulaic component of the annual bonus is tied not only to operating metrics but also to health, safety and environmental factors. Our Compensation Committee oversees all long-term incentive awards and reviews them to assure they do not promote excess risk-taking. We believe our balanced use of short- and long-term incentives, mix of cash and equity incentives, metric diversification and alignment to our business strategy, capped payouts, and stock ownership guidelines promote responsible decision making, attract and retain good performers, and do not encourage unreasonable risk-taking related to the Company's business.

As a producer of natural gas, oil and related hydrocarbons, we acknowledge that there is a certain level of risk involved in all aspects of our activities, but our compensation is structured to encourage levels of risk taken by our employees that are appropriate and socially responsible, reflecting our commitment to conducting our operations in a safe, resource-efficient manner, protecting the environment and being a good corporate citizen of the communities in which we operate. Based on the Compensation Committee's review and assessment, the Company believes that our compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

Director Compensation

Directors who are not also Southwestern Energy employees were compensated during 2020 for their service as a director. For 2020, each non-employee director received the following compensation:

- annual cash retainer of $75,000
- annual long-term incentive compensation with a value of $200,000
- additional annual compensation to the Chairman of the Board in the amount of $120,000, payable in cash or common stock at her election
- $20,000 for chairing the Audit Committee; $15,000 for chairing the Compensation Committee; and $10,000 for chairing the Health, Safety, Environment and Corporate Responsibility Committee or the Nominating and Governance Committee

We reimburse all directors for travel and other necessary business expenses incurred in the performance of their services for us and extend coverage to them under our directors' and officers' indemnity insurance policies. Directors are also eligible to participate in our gift matching program. The maximum gift total for a director participant in the gift matching program is $15,000 in any calendar year.

The total annual compensation (i.e., total cash compensation plus long-term incentive compensation) paid to each outside director is determined based on a peer review performed by Meridian, an independent compensation consultant that also advised the Board's Compensation Committee, to evaluate the competitiveness and reasonableness of our director compensation. The total compensation paid to each outside director in 2020 was below the median of our peer group as determined by Meridian.

The directors' long-term incentive compensation, granted once a year on the date of the annual meeting, took the form of restricted stock that vests in full on the earlier of (i) the first anniversary of the grant date or (ii) the date of the next annual meeting of shareholders, except that if a director age 65 or older with at least three years of service retires from the Board before that anniversary, the shares will vest on retirement. All of the restricted stock grants will immediately fully vest upon a "change in control" or the death or disability of a director, or if the Board otherwise decides, and a prorated portion will vest if the director leaves the Board prior to the vesting date for any other reason. The Chairman of the Board elected to receive her compensation for serving as Chairman in fully vest common stock, which was issued quarterly in arrears on January 1, April 1, July 1, and October 1, 2020.

Deferred Compensation Plan

The Company maintains a Nonemployee Director Deferred Compensation Plan, effective as of June 1, 2019 ("Directors Deferred Compensation Plan"), which enables nonemployee directors, at their election, to defer all or a portion of their annual fees, committee chair fees and/or annual equity awards until (i) the later of the seventh month following the director's separation from service or the January immediately following the calendar year in which the director incurs a separation from service (or the director's death or disability, if earlier), and will be paid in the form of a lump sum or annual installments of up to ten years at the director's election, or (ii) a fixed distribution date or a series of annual installment payments for a period of up to five years which will not begin until one full year has elapsed following the

end of the plan year in which the deferral is made. Director fees are deferred into a cash account that remains subject to the claims of the Company's creditors and invested per the director's instructions into one or more investment funds. If deferred, the annual equity award is issued as a restricted stock unit and held in an account providing for the credit of one restricted stock unit for each share of restricted stock deferred. Restricted stock unit accounts will also be credited with dividend equivalents in the form of additional restricted stock units. Restricted stock units are subject to the same vesting terms that apply to restricted stock, as described above, and are payable in the form of one share of the Company's common stock for each restricted stock unit.

Total Director Compensation for Year Ended December 31, 2020

(a)	(b)	(c)	(d)	(e)
Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)(3)	All Other Compensation ($)(4)	Total ($)
John D. Gass	90,000	200,002	15,000	305,002
S.P. "Chip" Johnson IV*	21,976	151,231	–	173,207
Catherine A. Kehr	85,000	320,004	–	405,004
Greg D. Kerley	75,000	200,002	15,000	290,002
Jon A. Marshall	85,000	200,002	–	285,002
Patrick M. Prevost	95,030	200,002	–	295,032
Anne Taylor	75,000	200,002	–	275,002
Denis J. Walsh III	75,145	200,002	–	275,147

*   Mr. Johnson was appointed to the Board on August 16, 2020.
(1) Included in this column are an annual retainer fee and committee chairman fees, as applicable. Additional details regarding these payments can be found in the narrative above.

(2) Ms. Kehr receives her compensation for serving as the Chairman of the Board in the form of fully-vested shares of our common stock. In May 2020, each non-employee director received an annual restricted stock award that will vest on the earlier of (i) the first anniversary of the grant date or (ii) the date of the next annual meeting of shareholders, except that if a director age 65 or older with at least three years of service retires from the Board before that anniversary, the shares will vest on retirement. The restricted stock award for Mr. Johnson was granted on August 25, 2020, prorated to exclude the period from the 2020 Annual Meeting to the date of his election, and includes the same vesting term as stated above for the annual awards to the other directors.

(3) The dollar amounts stated for all awards reflect the grant date fair value of the award as computed in accordance with FASB ASC Topic 718. The grant date fair value for the common stock issued to Ms. Kehr on January 1, 2020, April 1, 2020, July 1, 2020, and October 1, 2020 was determined using the closing price of the Company's common stock on the NYSE of $2.42, $1.63, $2.52 and $2.27, respectively. The grant date fair value of the restricted stock issued to all directors on May 19, 2020 was determined by using the closing stock price of the Company's common stock on the NYSE of $2.94. The grant date fair value of the restricted stock issued to Mr. Johnson on August 25, 2020, was determined by using the closing stock price of the Company's common stock on the NYSE of $2.94. Messrs. Gass, Prevost and Walsh, and Ms. Taylor elected to defer their annual equity awards into the Directors Deferred Compensation Plan.

(4) The amounts indicated in this column include amounts paid under the Company's charitable gift matching program. The charitable gift matches for Mr. Gass and Mr. Kerley, total $15,000 each. The charitable gift matches for all other participants (i.e., employees) in 2020 total $425,257.

The following table shows the number of option awards and unvested stock awards outstanding for each nonemployee Director as of December 31, 2020:

Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Deferred Restricted Stock Units that Have Not Vested (#)(1)	Number of Shares of Restricted Stock that Have Not Vested (#)
John D. Gass	24,135	133,388	–
S.P. "Chip" Johnson IV*	–	–	51,439
Catherine A. Kehr	24,135	–	68,028
Greg D. Kerley	24,135	–	68,028
Jon A. Marshall	–	–	68,028
Patrick M. Prevost	–	133,388	–
Anne Taylor	–	133,388	–
Denis J. Walsh, III	–	127,941	–

* Mr. Johnson was appointed to the Board on August 16, 2020.

(1) Represents RSUs received on account of grants that otherwise would have been received as restricted stock (see page 28, "Deferred Compensation Plan")

Stock Ownership Information

Share Ownership of Officers and Directors

The following table sets forth information as of March 19, 2021, with respect to the beneficial ownership of the Company's common stock by each executive officer named in the Summary Compensation Table, whom we collectively refer to as our named executive officers, or NEOs, by each director and nominee, and by all executive officers, directors and nominees as a group.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership					
	Shares Owned Directly	Shares Owned 401(k)	Restricted Stock Outstanding (Voting Power)	Options Exercisable	Total Number of Shares of Common Stock	Percent of Class
Named Executive Officers:						
William J. Way	1,855,791	–	–	879,715	2,735,506	*
Julian M. Bott(1)	130,192	–	–	–	130,192	*
Clay A. Carrell	551,582	–	–	–	551,582	*
Jennifer N. McCauley(2)	34,592	–	–	77,440	112,032	*
John P. Kelly	–	–	–	–	–	*
J. David Cecil(3)	218,690	–	–	–	218,690	*
John C. Ale(4)	634,154	–	–	257,430	891,584	*
Directors:						
John D. Gass	108,810	–	–	24,135	**132,945**	*
S.P. "Chip" Johnson, IV	–	–	51,439	–	**51,439**	*
Catherine A. Kehr	364,782	–	68,028	24,135	**456,945**	*
Greg D. Kerley	544,808	–	68,028	24,135	**636,971**	*
Jon A. Marshall	143,267	–	68,028	–	**211,295**	*
Patrick M. Prevost	74,178	–	–	–	**74,178**	*
Anne Taylor	25,199	–	–	–	**25,199**	*
Denis J. Walsh III	–	–	–	–	**–**	*
All directors and executive officers as a group(5)(6)	**4,989,995**	**25,511**	**255,523**	**1,409,943**	**6,680,972**	**0.99%**

* Less than one percent of class.
(1) Mr. Bott passed away on January 3, 2021 due to a sudden, non-COVID related medical condition. The "Shares Owned Directly" are as reported in Mr. Bott's last Form 4 filing on February 28, 2020.
(2) Ms. McCauley retired on December 31, 2020. The "Shares Owned Directly" are as reported in Ms. McCauley's last Form 4 filing on February 28, 2020.
(3) Mr. Cecil resigned on June 8, 2020. The "Shares Owned Directly" are as reported in Mr. Cecil's last Form 4 filing on February 28, 2020.
(4) Mr. Ale retired on June 30, 2020. The "Shares Owned Directly" are as reported in Mr. Ale's last Form 4 filing on July 2, 2020.
(5) All directors and executive officers as a group, 23 persons total.
(6) The table above does not include outstanding restricted stock units for each active NEO and non-employee Director as set out below:

William J. Way	2,763,395
Clayton A. Carrell	1,314,329
John P. Kelly	287,527
John D. Gass	133,388
Patrick M. Prevost	133,388
Anne Taylor	133,388
Denis J. Walsh, III	127,941

Equity Compensation Plans

The following table sets forth certain information as of December 31, 2020, concerning outstanding awards under the Company's equity compensation plan, which has been approved by shareholders, the weighted average exercise price of the outstanding options and the number of shares available for future issuance under the plan:

Plan Category	(a) Number of Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (1)	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Shares Remaining Available for Future Issuance (2)
Equity compensation plans approved by shareholders(3)	20,995,443	$13.39	28,586,257

(1) Includes 3,849,667 stock options and 8,741,703 performance units at target level performance (of which 4,619,353 are cash-settled performance units), and 12,377,124 restricted stock units (including 133,547 awards assumed in connection with the Montage acquisition) outstanding as of December 31, 2020. Performance units and restricted stock units granted in 2018, 2019 and 2020 may be settled in cash if the Company does not have a sufficient number of shares available to be delivered under the amended 2013 Plan. Performance units granted in 2020 are cash settled only.

(2) Reflects the number of shares of our common stock available for issuance under the 2013 Plan, giving effect to the fungible share ratio and assuming that target performance is achieved with respect to outstanding Performance Units.

(3) Consists of the amended Southwestern Energy Company 2013 Incentive Plan (the "2013 Plan") and the awards assumed in connection with the Montage acquisition. Shares remaining available for issuance may be issued only under the 2013 Plan, which permits grants of awards in the form of stock options, shares of restricted stock, performance units and restricted stock units, as well as other forms of incentive awards.

Security Ownership of Principal Shareholders

The following persons were known by the Company to own beneficially more than 5% of the Company's common stock as of December 31, 2020.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	100,016,916 (1)	14.90%
Common Stock	FMR LLC 245 Summer Street Boston, MA 02210	87,019,359 (2)	12.93%
Common Stock	The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	72,528,442 (3)	10.78%
Common Stock	State Street Corporation State Street Financial Center One Lincoln Street Boston, MA 02111	35,864,393 (4)	5.33%
Common Stock	Dimensional Fund Advisors LP Building One 6300 Bee Cave Road Austin, TX 78746	35,415,485 (5)	5.30%

(1) Based on the 13G/A filed on January 26, 2021 with the SEC with respect to Company securities held as of December 31, 2020, BlackRock, Inc. had sole power to vote or to direct the vote of 98,881,909 shares, and sole power to dispose or to direct the disposition of 100,016,916 shares.

(2) Based on the 13G/A filed on February 8, 2021 with the SEC with respect to Company securities held as of December 31, 2020, FMR LLC had sole power to vote or to direct the vote of 4,748,684 shares, and sole power to dispose or to direct the disposition of 87,019,359 shares.

(3) Based on the 13G/A filed on February 10, 2021 with the SEC with respect to Company securities held as of December 31, 2020, The Vanguard Group had shared power to vote or direct to vote 647,198 shares, sole power to dispose of or to direct the disposition of 71,356,536 shares, and shared power to dispose or to direct the disposition of 1,171,906 shares.

(4) Based on the 13G filed on February 11, 2021 with the SEC with respect to Company securities held as of December 31, 2020, State Street Corporation had shared power to vote or to direct the vote of 33,673,922 shares, and shared power to dispose or to direct the disposition of 35,864,393 shares.

(5) Based on the 13G/A filed on February 16, 2021 with the SEC with respect to Company securities held as of December 31, 2020, Dimensional Fund Advisors LP had sole power to vote or direct to vote 34,903,532 shares, and sole power to dispose of or to direct the disposition of 35,415,485 shares.

Stock Ownership Guidelines

The Company maintains stock ownership guidelines for directors and executive officers. Each director must own common stock with a market value equal to five times the annual cash retainer that was in effect on December 6, 2013 (the date the stock ownership guidelines were last amended) or the date the director joined the Board, whichever date is later. This ownership threshold must be met within five years of December 6, 2013 or five years of the date the director joined the Board, whichever date is later. Until such time as the director reaches his or her share ownership requirement, the director will be required to hold 50% of the shares of common stock received in the form of restricted stock and upon exercise of stock options (net of any shares utilized to pay for the exercise price of the option). Once achieved, the required ownership threshold must be maintained as long as the director retains his or her seat on the Board.

Stock that counts toward satisfaction of these guidelines includes common stock purchased on the open market, stock obtained through stock option exercises, restricted stock, and stock beneficially owned in a trust, by a spouse and/or minor children. In instances where these stock ownership guidelines would place a severe hardship on a director, the Board will make the final decision as to developing an alternative stock ownership guideline for a director that reflects the intention of these guidelines and his or her personal circumstances. As of December 31, 2020, directors in office for more than twelve months held common stock in excess of the levels required in the guidelines.

Guidelines for the ownership requirements for executive officers are discussed on page 47 in the Compensation Discussion and Analysis section of this proxy statement.

Proposal No. 2: Non-Binding Advisory Vote to Approve the Compensation of our Named Executive Officers

We are asking our shareholders to approve, on a non-binding and advisory basis, the compensation paid to our named executive officers ("NEOs") as described in the Compensation Discussion and Analysis ("CD&A") and the Executive Compensation section of this proxy statement. This proposal and the discussion that follows relate to 2020 compensation decisions made before the rise of COVID-19. The Company did not lower or adjust performance metrics or goals as a result of the COVID-19 pandemic.

The Company believes that its executive compensation program, which emphasizes equity-based awards and performance-based cash incentives, is strongly aligned with the interests of its shareholders. Highlights of the program include the following:

- A significant stock ownership requirement.
- A maximum payout that limits annual incentive bonuses or performance units.
- CEO salary constitutes no more than 11% of the target compensation package, with the remainder generally being equity-based or otherwise contingent upon Company and individual performance.
- Long-term incentive compensation aligns executive and shareholder interests to achieve long-term performance objectives and constitutes the major component of at-risk compensation.
- Each of the NEOs is employed at-will and is expected to demonstrate exceptional personal performance to continue serving as a member of the executive team.

- No re-pricing of stock options without shareholder approval, or pledging or hedging of Company securities.

We are asking shareholders to vote in favor of the following resolution, which will be submitted for approval by shareholders at the 2021 Annual Meeting:

"RESOLVED, that the shareholders of Southwestern Energy Company approve, on an advisory basis, the compensation of Southwestern's executive officers named in the Summary Compensation Table as disclosed, pursuant to the SEC's compensation disclosure rules, in the Compensation Discussion and Analysis, compensation tables and other narrative compensation disclosure in the proxy statement."

As an advisory vote, this proposal is not binding upon the Company. However, the Compensation Committee, which is responsible for designing and administering the Company's executive compensation program, values the opinions expressed by shareholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for NEOs. Unless the Board modifies its determination on the frequency of future Say-on-Pay advisory votes, the next Say-on-Pay advisory vote will be held at our 2022 Annual Meeting.

RECOMMENDATION OF THE BOARD

The Board recommends that the shareholders vote "FOR" approval of the compensation of the Company's NEOs.



Compensation Discussion and Analysis

2020 Highlights

OUR COMPENSATION PHILOSOPHY IS LINKED TO OUR LONG-TERM STRATEGY

The E&P industry witnessed unprecedented low commodity prices in 2020 driven by the COVID-19 global pandemic. Protected by our early and swift response to the pandemic (summarized on page 4 of this proxy), the Company performed well. Our stock price was up 23% during the year and was the third best performing stock in our performance peer group. Over the three-year period ending on December 31, 2020, our Total Shareholder Return ("TSR") ranked second when compared to the companies in our performance peer group.

We attribute the performance in our stock to recognition of our long-term strategy, which we implemented prior to 2020 and supported with our compensation philosophy. Our strategy is based upon the four pillars set out below and offers resilience during years like 2020. An important objective of the strategy is to produce free cash flow, with a strong balance sheet, and to position the company to enhance long-term shareholder value. Below are a few of the highlights from 2020 that demonstrate how we executed on each pillar of our strategy.



CREATE SUSTAINABLE VALUE

- ☑ Stock price **up 23%**
- ☑ Reported **lowest GHG intensity** among AXPC peers in annual EHS Survey
- ☑ Year-end reserves included **2.2 TCFe of upward performance** revisions and additions
- ☑ **Fresh water neutral** for the fifth year in a row; 100% of fresh water usage offset through recycling and conservation projects



PROTECT FINANCIAL STRENGTH

- ☑ **$362 million of cash settled gains in 2020**, resulting from a robust hedging program
- ☑ **$90 million** in additional expense reductions after achieving $122 million in savings in 2019
- ☑ G&A per MCFE **decreased 33%** compared to 2019
- ☑ Repurchased $107 million of notes at **33% discount** to par



INCREASE SCALE

- ☑ Completed acquisition of Montage Resources
  - Became **third largest producer** in Appalachia, expect over 1TCFe of production in 2021
  - Accretive to key financial metrics and **maintained balance sheet strength** through associated capital market transactions
  - Delivered over **$30 million** in G&A synergies



PROGRESS BEST-IN-CLASS EXECUTION

- ☑ Achieved average well costs of $670 per lateral foot, a **19% reduction** from 2019
- ☑ Lateral length **increased 21%** year over year to more than 12,000 ft
- ☑ Leveraged asset flexibility and operational agility to pivot investment activity to **highest return projects** in response to decreased liquids prices
- ☑ **Record safety** and **environmental** performance

89% OF OUR CEO'S 2020 COMPENSATION IS AT RISK



11% Base Salary
Provides a competitive fixed level of compensation versus peers. Attracts and retains key employees

15% Annual Cash Incentive
Rewards contributions of achievement against quantitative and qualitative annual targets and individual performance

70% Formulaic | **30%** Individual

Key Features
Reviewed annually and subject to adjustments based on level of responsibility, experience, performance and market conditions

74% Long-Term Incentive Award (Performance Units, Restricted Stock Units)
Aligns compensation with shareholder experience. Motivates and rewards for achievement of long-term strategic Company objectives

50% Performance Units | **50%** Restricted Stock Units

At-Risk **89%**

2020 Compensation Program Changes

- No increase in base salary from 2019 to 2020
- Reduced 2020 long-term incentive (LTI) value by 10% from 2019 grant values
- Applied a 50% adjustment to any stock price appreciation or depreciation for equity-based long-term incentive awards (see "Adjusted Stock Price" under 2020 Long-Term Incentive Awards on page 41)

✓ What We Do

Alignment with Shareholders. Long-term incentive awards vest over periods of several years to reward sustained Company performance over time.

Share Ownership Guidelines. Our named executive officers ("NEOs") must hold a value equivalent to multiples of their base salaries (two times for senior vice presidents, three times for executive vice presidents and six times for our CEO).

Clawbacks. If we restate our financial statements, other than as a result of changes to accounting rules or regulations, we may recover incentive compensation that was paid or granted in the three-year period prior to the restatement, regardless of whether misconduct caused the restatement.

Double-Trigger Severance. Cash severance in connection with a change in control is paid only if an actual or constructive termination of employment also occurs.

Annual Risk Assessments. The Compensation Committee evaluates the influence of executive compensation on corporate risk.

Peer Group Comparison. With the help of independent compensation consultants, we compare executive compensation against industry compensation practices.

At-will employment. Each of the NEOs is employed at-will and is expected to demonstrate exceptional personal performance to continue serving as a member of the executive team. None of the NEOs has a severance arrangement other than in the context of a change in control.

Decisions by Independent Compensation Committee. Executive compensation is determined by the Compensation Committee of the Board, which is comprised solely of independent directors and approved by the full Board (only independent directors in the case of CEO compensation).

Independent Compensation Consultant. The Compensation Committee retains its own independent consultant to advise on compensation matters.

✗ What We Don't Do

No Tax Gross-Ups in Change in Control Agreements. Our severance agreements apply only in case of termination following a change in control and contain no tax gross-ups for NEOs.

No Automatic Base Salary Increases. Our NEOs' base salaries are reviewed annually, and decisions are based on demonstrated individual performance, business conditions and external market data provided by our independent compensation consultants.

No Hedging and Pledging of Company Stock. Our policies prohibit the hedging and pledging of our stock by our executives and directors.

No Repricing of Stock Options. We do not permit the repricing of stock options without shareholder approval.

OUR CEO'S COMPENSATION ALIGNS WITH THE SHAREHOLDER'S EXPERIENCE

Over the past three years, our share price decreased 47% from December 29, 2017 ($5.58) to December 31, 2020 ($2.98), in parallel with the broader energy industry. As set out below, Mr. Way's three-year average realized pay ("Actual W-2") was 64% less than the three-year average total compensation reported in the Summary Compensation Table ("SCT Reported") and 63% less than his three-year average realizable pay ("Realizable Pay"). In 2020, however, our stock performed well, up 23% from December 31, 2019 to December 31, 2020. Mr. Way's realizable pay was likewise up, although the vast majority of that value lies in long-term incentives that will not vest for up to two years.



(1) Actual W-2 refers to taxable wages reported in accordance with IRS requirements. For Mr. Way, these amounts include salary, vacation, annual incentive compensation paid to him during the year before the subtraction of his elective deferrals into the Company's defined contribution plans, contributions made into those plans by the Company, income achieved from the vesting of restricted stock, restricted stock units, performance units, and other reportable compensation.

(2) Realizable Pay includes base salary and annual incentive bonus paid during the year, the value of the unvested time-based restricted stock unit awards, and an estimated value of the unvested performance awards (scheduled to vest in 2021, 2022, and 2023) based on the Company's closing stock price on December 31, 2020, of $2.98.

(3) SCT Reported refers to the total reported compensation amount in column j of the Summary Compensation Table on page 49.

MANAGEMENT AND THE BOARD LISTEN AND RESPOND TO SHAREHOLDERS

Shareholders have supported the Company's compensation program with an average of 85% of votes cast in favor of say-on-pay over the past five years. Even though we received strong support of 92% in 2019, we were disappointed to receive only 76% of votes cast in favor in 2020. As a result, in addition to our routine shareholder engagement with large institutional shareholders, in 2020 we reached out to every shareholder for whom we were able to identify contact information, whom combined held approximately 83% of outstanding shares. Shareholders holding 38% of outstanding shares accepted our invitation to speak. The others either declined or did not respond to our request.

The graphics below illustrates our shareholder engagement process in 2020, including key topics discussed with shareholders and changes to our 2021 compensation program based on shareholder feedback, specifically, removing production from the annual bonus program and adding an emissions metric to the compensation program.

FIRST QUARTER

Active shareholder engagement

Finalize compensation planning

Formed COVID-19 Incident Response Team to protect shareholder interests, which included virtual meetings with investors

FOURTH QUARTER

Outreach to Montage shareholders after closing of acquisition

Begin compensation planning and finalize ESG strategy for next year

Engage with shareholders to continue soliciting feedback



Key Topics:
Long-term Strategy
COVID-19 Response
ESG
Risk Management
Executive Compensation
Board Structure

CONTACT · LISTEN · RESPOND

SECOND QUARTER

Proxy solicitation to shareholders

Annual shareholder meeting

Analyze annual meeting vote results and plan for fall engagement

THIRD QUARTER

Active shareholder engagement

Formalized human capital management oversight and company culture oversight by amending Committee charters

2021 Compensation Changes in Response to Shareholder Feedback

Annual Salary:
- No increases for the second consecutive year

Annual Bonus:
- Replaced the "Production" metric with a "Proved Developed F&D cost" metric*
- Added an ESG metric, "Methane Intensity"*
- Increased the weighting of HSE/ESG metrics to 15% from 10%

Long-term Incentives:
- Reduced LTI award grants by 20% for the CEO, COO and Senior VP's
- Replaced return on average capital employed ("ROACE") with return on capital employed ("ROCE")
- Added a "Reinvestment Ratio" metric to place further emphasis on free cash flow generation

*Responsive to specific shareholder feedback.

2020 Compensation Decisions

2020 Named Executive Officers

Executive	Age	Title
William J. Way	61	President and Chief Executive Officer
Julian M. Bott(1)	—	Executive Vice President and Chief Financial Officer
Clayton A. Carrell	55	Executive Vice President and Chief Operating Officer
Jennifer N. McCauley(2)	57	Senior Vice President, Administration
John P. Kelly	50	Senior Vice President and Division Head

(1) Mr. Bott passed away on January 3, 2021 due to a sudden, non-COVID related medical condition.
(2) Ms. McCauley retired from the Company on December 31, 2020.

Mr. Way was appointed Chief Executive Officer in January 2016. Prior to that, he served as Chief Operating Officer since 2011, having also been appointed President in December 2014. Prior to joining the Company, he was Senior Vice President, Americas of BG Group plc with responsibility for E&P, Midstream and LNG operations in the United States, Trinidad and Tobago, Chile, Bolivia, Canada and Argentina since 2007.

Mr. Bott was appointed Executive Vice President and Chief Financial Officer in February 2018. Prior to that, he was Executive Vice President and Chief Financial Officer of SandRidge Energy, Inc. since 2015.

Mr. Carrell was appointed Executive Vice President and Chief Operating Officer in December 2017. Prior to joining the Company, he was Executive Vice President and Chief Operating Officer of EP Energy since 2012.

Ms. McCauley was appointed Senior Vice President, Administration in 2016. Prior to that she had held the position of Senior Vice President, Human Resources since 2009. Prior to joining the Company, she was Vice President of Human Resources for the Americas and Global LNG region of BG Group, PLC.

Mr. Kelly was appointed Senior Vice President of Northeast Appalachia in October 2018, having previously served as Senior Vice President – Fayetteville since in 2017. Prior to joining the Company, he was President and Chief Executive Officer of Cantera Energy since 2012.

Compensation Philosophy

Our key goal in designing our executive compensation programs is to incentivize decisions and behavior that build long-term shareholder value and to attract and retain the talent that can execute our strategy. The following principles help guide us in designing our pay programs toward this end:

- Reward performance that correlates to long-term shareholder value over time by allocating the vast majority of compensation to long-term incentives

- Incentivize behaviors and performance that closely align with the Company's strategic objectives, short-and long-range business plans and tie to results
- Promote responsible risk taking in line with balance sheet and core value drivers

Base Salary

Base salary makes up a small percentage of total compensation. The Compensation Committee annually reviews CEO and other NEO salaries, along with those of all other senior officers. The Compensation Committee also may adjust salaries at the time of a promotion, other changes in responsibilities or a significant change in market conditions. Differences in salary for each NEO reflect differences in individual responsibility, experience and competitive pay levels for similar positions in our compensation peer group.

In 2020, the Compensation Committee made no changes to the salaries of the Named Executive Officers:

Name	2019 Base Salary	2020 Base Salary	Percentage Change from 2019 Base Salary
William J. Way	$900,000	$900,000	0%
Julian M. Bott	$546,000	$546,000	0%
Clayton A. Carrell	$575,000	$575,000	0%
Jennifer N. McCauley	$411,800	$411,800	0%
John P. Kelly	$400,000	$400,000	0%

2020 Annual Bonus Program

Strategic Goals

Annual cash incentive rewards short-term goals that are relevant to our long-term strategy. As noted above, the Company's long-term strategy focuses on building shareholder value and maintaining resiliency through free cash flow generation and a strong balance sheet. Our annual cash bonus program targets specific annual milestones set at the start of each year designed to place the Company on this path while maintaining our commitment to safety and the environment. The milestones determine 100% of the bonus pool, of which 70% of the individual award is tied to the results of these milestones and 30% to individual performance.

Near the end of 2018, the Company sold its assets in the Fayetteville Shale in Arkansas for approximately $1.865 billion (before adjustments) and assumption of various liabilities. This allowed the Company to reduce net debt, to return $200 million to shareholders through repurchases

of Company shares in the open market, to reduce gross general and administrative and interest expense, and to focus on our higher-return Appalachian assets, thus improving the Company's balance sheet, providing a return to our shareholders and creating value for the future.

In the 12 months before their sale, the Fayetteville Shale assets had been providing approximately $375 million of the Company's earnings before interest, taxes, depreciation and amortization, or EBITDA. A key corporate goal for 2019 and 2020 was to responsibly replace the EBITDA lost through the sale. With this strategy in mind, the Compensation Committee adopted a bonus program with targets and ranges designed to promote this growth in EBITDA by rewarding increased discretionary cash flow, lower operating expenses and increased production levels, as well as safety and environmental performance. The following table summarizes how the Company performed:

2020 Performance Goals



30% Discretionary Cash Flow

30% Production

Weighting Factors

10% HSE Combined

30% Operating Expense

1 Discretionary cash flow is net cash provided by operating activities as taken from the Company's Consolidated Statement of Cash Flows less the sum of changes in operating assets and liabilities included in the Operating Activities Section of the Consolidated State of Cash Flows.

2 Total Recordable Injury Rate—This represents 11 incidents requiring medical treatment beyond first aid.

3 Total Recordable Environmental Rate—This statistic includes 14 minor incidents in 2020 involving spill or runoff.

4 Recordable Vehicular Incident Rate—This represents 3 minor vehicle incidents involving $500 or more of damage. All involved a single vehicle backing up, and none resulted in an injury.

	Total Results
Discretionary Cash Flow[1] Results $618 Min $539 — Target $612 — Max $726 	**31%**
Production (Bcfe) Results 852 Min 812 — Target 847 — Max 882 	**34%**
Operating Expense Results $1.08 Min $1.18 — Target $1.13 — Max $1.01 	**43%**
HSE - TRIR[2] Results 0.36 Min 0.65 — Target 0.49 — Max 0.42 	**7%**
HSE - TRER[3] Results 0.46 Min 0.52 — Target 0.46 — Max 0.36 	**3%**
HSE - RVIR[4] Results 0.57 Min 0.67 — Target 0.50 — Max 0.33 	**3%**

Total Payout 121%

The performance metrics represent key drivers that will allow the Company to deliver on its strategic goals and position it competitively among peers. The targets are derived based on our updated business plan using current market conditions with ranges based on scenario analysis outcomes resulting from various changes of market dynamics and operational performance. Targets and ranges can vary year-to-year based on changing market dynamics and the volatility in the sector, such as commodity price changes impacting Discretionary Cash Flow, but are reviewed thoroughly by the Compensation Committee to ensure the targets and ranges represent appropriate challenges for the Company to achieve.

Individual Compensation Considerations

For each NEO, the Compensation Committee also determined the size of the individual component of the annual cash incentive, which together with the formulaic component, comprises the total annual cash incentive levels. At target, the individual component would constitute 30% of each NEO's annual cash incentive. The bonus amounts that each NEO actually received reflect both the overall company results and each individual's contributions to the Company's strong operating and strategic performance in 2020. For 2020, the Compensation Committee assessed Mr. Way's individual performance above target. In assessing Mr. Way's performance, the Compensation Committee considered Mr. Way's significant contribution to achievements highlighted on page 34.

2020 Annual Incentive Bonus Payout

The following table shows the annual incentive bonus, including the respective formulaic and individual components, for each NEO serving as of December 31, 2020:

Name	Base Salary	Target in $	Target (% of Salary)	Formulaic Component	Individual Component	Total
William J. Way	$900,000	$1,125,000	125%	$952,875	$447,125	$1,400,000
Julian M. Bott	$546,000	$546,000	100%	$462,462	$245,700	$708,162
Clayton A. Carrell	$575,000	$575,000	100%	$487,025	$231,975	$719,000
Jennifer N. McCauley(1)	$411,800	$308,850	75%	$0	$0	$0
John P. Kelly	$400,000	$320,000	80%	$271,040	$133,960	$405,000

(1) Ms. McCauley was not eligible to receive a 2020 annual incentive bonus. Please see the section entitled "Severance and Other Change in Control Benefits" for information relating to her separation payments.

2020 Long-Term Incentive Awards

Long-term incentives are aligned with our long-term strategy and the shareholder experience. In early 2020, each NEO received a long-term incentive award package that consisted of the following:


Long-term
Incentive
Awards
50%
Restricted
Stock Units
50%
Performance
Units
Time-based
- Fixed number of units that vest over four years
- Cash or stock settled
Performance-based
Relative Total Shareholder Return (50%) - conditional number of units payable based on the Company's TSR compared to peer companies
Return on Average Capital Employed (50%) - conditional number of units payable based on return realized on average capital employed, as defined below
Settlement Type - Cash only

In early 2020, the Board considered that long-term incentive awards made at a relatively low and volatile stock price might create the opportunity for perceived "windfall" compensation in a market recovery, or undue retention risks if markets continued to reduce the value of energy companies broadly. To address both business risks, the Company applied a 50% adjustment to any stock appreciation or depreciation to all equity-based 2020 long-term incentive awards. *The adjustment limits the realized appreciation or depreciation of an awarded stock unit to 50% of the change in stock price from the grant date to the vesting date.* The "Adjusted Stock Price" is calculated using the following formula:



Adjusted Stock Price $= P_g + .5(P_v - P_g)$

P_g = closing stock price on date of grant P_v = closing stock price on date of vest

Restricted Stock Units

Each restricted stock unit ("RSU") is the equivalent of one share of common stock of the Company. Grants vest 25% on each of the first four anniversaries of the grant date, provided the recipient is still an employee of the Company, with exceptions for death, disability and retirement. The adjusted stock price mentioned above will be applied on each vesting event. The RSU awards may be settled in common stock or cash equal to the value of the units as of the vesting date, at the discretion of the Compensation Committee and depending on the availability of shares of common stock under the Company's 2013 Plan. This feature allows the Compensation Committee to consider market price, dilution and the Company's cash needs at the time of settlement.

Examples of how the Adjusted Stock Price formula described above affects the settlement value of the RSU on each vesting date is set out below based on one tranche of 25,000 units vesting out of the original grant of 100,000 RSUs:

EXAMPLE 1: Grant Date FMV < Vest Date FMV

Grant Date FMV:	$1.40
Vest Date FMV:	$3.00
Adjusted Stock Price:	**$1.40 + .5($3.00 - $1.40) = $2.20**
Units Vesting:	25,000
Vest Date Full Value:	$75,000 = (25,000 x $3.00)
Adjusted Vest Date Cash Value:	**$55,000 = (25,000 x Adjusted Stock Price $2.20)**
Adjusted Vest Date Shares Issued:	**18,334 = ($55,000/$3.00)**

EXAMPLE 2: Grant Date FMV > Vest Date FMV

Grant Date FMV:	$1.40
Vest Date FMV:	$1.00
Adjusted Stock Price:	**$1.40 + .5($1.00 - $1.40) = $1.20**
Units Vesting:	25,000
Vest Date Full Value:	$25,000 = (25,000 x $1.00)
Adjusted Vest Date Value:	**$30,000 = (25,000 x Adjusted Stock Price $1.20)**
Adjusted Vest Date Shares Issued:	**30,000 = ($30,000/$1.00)**

In no event will the number of shares of common stock delivered exceed the number of RSUs initially granted. If the number of shares issuable under the award agreement is reached prior to the fourth vesting tranche, the remaining tranches will be settled in cash.

Performance Units

Each performance unit, for the performance period commencing on January 1, 2020 and ending on December 31, 2022, has two components: relative total shareholder return (50%) and ROACE (50%). For each component, there is a threshold performance level for achieving any payout, a target performance level and a maximum performance level to receive 200% of target.

- Relative TSR: Calculated for the Company and each performance peer company as the change in company stock price (adjusted for stock splits), credited with paid dividends, over the three-year performance period. The beginning and ending stock prices will reference the trailing average stock price over the twenty trading days immediately prior to the beginning and the end of the performance period. The following table shows the percentage of units earned based the Company's percentile ranking among the peer companies in TSR performance. Results falling between two levels are interpolated linearly using the two levels shown. *However, in the event that Absolute TSR is negative, the payout for Relative TSR will not exceed 100% of target*.



200%
150%
100%
50%
0%
Relative TSR
Performance Units Earned
<25th
25th
50th
90th
SWN's Relative TSR Performance
(Percentile Ranking)

Return on average capital employed, or ROACE, is calculated as follows:

ROACE
Discretionary Cash Flow
Beginning Stock Price x
Beginning Shares
Outstanding
Beginning
Net Debt
Time-Weighted
Average
Adjustments

- "Discretionary Cash Flow" means average of net cash provided by operating activities from the Consolidated Statement of Cash Flows less changes in assets and liabilities included in the Operating Activities section of the Consolidated Statement of Cash Flows for the performance period.
- "Beginning Stock Price" means the twenty-day average common stock prices immediately prior to the first day of the performance period.
- "Beginning Shares Outstanding" means the diluted weighted average number of shares of common stock of the Company outstanding for the fourth quarter of the year prior to the beginning of the performance period.
- "Beginning Net Debt" means gross debt of the Company (net of cash and cash equivalents) outstanding on December 31 of the year prior to the beginning of the performance period.

- "Time-Weighted Average Adjustments" means the sum of (i) the product of the number of shares of common stock the Company issued during the performance period and the price of said shares and (ii) the amount of additional net debt incurred during the performance period, which sum shall then be reduced by (iii) the amount by which any net debt is reduced during the performance period and (iv) the product of the number of shares of common stock of the Company purchased by the Company during the performance period and the price of said shares, with each occurrence of the above in (i) – (iv) multiplied by a fraction in which the denominator equals the total number of quarters in the performance period (12) and the numerator equals the remaining number of quarters following each occurrence of the above in (i) – (iv) plus one. For example, if the Company issued 100,000,000 shares of common stock at $5.00 per share in the second quarter of the Performance Period, the Time-Weighted Average Adjustment for this event would be (100,000,000 * $5.00) * 11/12 = $458,333,333.33.

The award vests on the third anniversary of the grant date, provided the recipient is still an employee of the Company, with exceptions for pro rata vesting in the case of death, disability and retirement. The awards are denominated in common stock of the Company, but based on the "Adjusted Stock Price," with payout multiplier equivalent from 0 shares (no thresholds met) to 2 shares (all metrics achieve maximum levels), with 1 share if all metrics are at target. Using shares for the payout calculation means the value also rises and falls with stock price, further aligning the award with shareholders. Settlement, if any, at the end of the three-year vesting period will be in cash using the adjusted stock price set out above. Below is an example of how the adjusted stock price would be applied to a Performance Unit award vesting:

EXAMPLE 1: Grant Date FMV < Vest Date FMV

Performance Units Granted:	100,000
Grant Date FMV:	$1.40
Vest Date FMV:	$3.00
Adjusted Stock Price:	**$1.40 + .5($3.00 - $1.40) = $2.20**
Relative TSR Payout Factor	50%
ROACE Payout Factor:	30%
TOTAL PERFORMANCE PAYOUT:	80%
Adjusted Payment Value per Unit:	**$1.76 = ($2.20 X 80%)**
Adjusted Cash Settlement:	**$176,000 = ($1.76 x 100,000)**

EXAMPLE 2: Grant Date FMV > Vest Date FMV

Performance Units Granted:	100,000
Grant Date FMV:	$1.40
Vest Date FMV:	$1.00
Adjusted Stock Price:	**$1.40 + .5($1.00 - $1.40) = $1.20**
Relative TSR (Percentile):	50%
Return on Average Capital Employed:	30%
TOTAL PERFORMANCE PAYOUT:	80%
Adjusted Payment Value per Unit:	**$0.96 = ($1.20 X 80%)**
Adjusted Cash Settlement:	**$96,000 = ($0.96 x 100,000)**

2020 LTI Target Grant

To respond to prevailing market conditions in early 2020, and in recognition of the Company's relatively low prevailing stock price at the time of the 2020 awards, the Compensation Committee reduced the grant date value of NEO LTI awards by 10% from the corresponding grant date values for 2019 LTI awards, as shown in the table below.

Name	2019 Target Amount	2020 Target Amount	Restricted Stock Units	Performance Units	Percentage Change from 2019 Target LTI
William J. Way	$6,750,000	$6,075,000	$3,037,500	$3,037,500	-10%
Julian M. Bott	$2,500,000	$2,250,000	$1,125,000	$1,125,000	-10%
Clayton A. Carrell	$3,200,000	$2,880,000	$1,440,000	$1,440,000	-10%
Jennifer N. McCauley	$611,000	$549,900	$274,950	$274,950	-10%
John P. Kelly	$700,000	$630,000	$315,000	$315,000	-10%

Calculating Target Share Amounts

To mitigate the impact of day-to-day volatility, the Compensation Committee uses the average closing stock price over 20 trading days preceding a date shortly before the meeting at which it makes a grant in order to eliminate short-term aberrations in determining the size of grants denominated in stock. Because SEC rules require that the value of a grant be reported in the Summary Compensation Table and Grants of Plan-Based Awards Table as of the date of grant, the target value of the awards as determined above will differ from the amounts reported in the Summary Compensation Table and Grants of Plan-Based Awards Table.

For 2020, the Compensation Committee used a stock price of $1.63 for determining the value of LTI grants, based on the average closing price for the period January 21 through February 18 (the "planning price"). The closing price on the actual grant date was $1.41, 14% less than the planning price, and the Monte Carlo valuation for the performance awards on the grant date was $1.60.

Settlement of 2018-2020 Performance Units

In February 2018, the Compensation Committee granted executives (with the approval of the Board) performance units for the period from January 1, 2018 through December 31, 2020. Each performance unit entitled the recipient to receive zero to two shares of common stock of the Company depending on Relative TSR, Absolute TSR, and CFPDAS ("Cash flow per debt-adjusted share") performance.

For these performance units, relative TSR is determined as described above for the units granted in 2020. Absolute TSR is determined based on the change in the Company's common stock price from the first day to the last day of the performance period as determined by the Compensation Committee. To determine Absolute TSR, the beginning and ending stock price is calculated based on the respective twenty-day average stock prices immediately prior to both the first and the last day of the performance period.

Cash flow per debt-adjusted share means, for the performance period, the quotient of (a) the average cash flow from operations adjusted for working capital for 2018-2020 divided by (b) the sum of (i) the average of the diluted weighted average number of shares of common stock of the Company outstanding for the years ended December 31, 2017 (adjusted for the conversion of the Company's Series B Mandatory Convertible Preferred Stock, which converted to common stock on January 12, 2018) and December 31, 2020 plus (ii) the ratio of the average of the gross debt of the Company (net of cash and cash equivalents) outstanding on December 31, 2017, and December 31, 2020, to the average of the closing prices for the Company's common stock on the last 20 trading days before those dates.

The value of the payment was determined by the attainment of certain minimum, target, and maximum performance objectives as described in the table below. Minimum level achievement would result in payment of 50% of target, and the maximum level of payout would result in 200% of target. Performance below the threshold level would result in no payment, and in the event that Relative TSR is negative for the performance period, the payment per unit will not exceed 100% of target.

Metric	Weighting Factors	Minimum	Target	Maximum	2020 Results	2020 Target Results	Value on Unit Basis
Relative TSR (Percentile)	50%	25%	50%	90%	50%	At Target	50%
Absolute TSR (Percentile)	25%	.8x beginning price	1.2x beginning price	2x beginning price	.56	Below Threshold	0
Cash flow per debt-adjusted share (Percentile)	25%	$0.75	$0.94	$1.13	$0.75	At Threshold	12.5%
Result							**62.5%**

In February 2021, the Compensation Committee, based on the final results of the performance metrics set above, approved a 62.5% payout value for each 2018 – 2020 performance unit.

Name	Number of Performance Units Granted	Value on Grant Date(1)	2018 – 2020 Performance Unit Payout	Realized Value on 02/26/2021(2)	% of Grant Date Value
William J. Way	775,240	$2,930,407	484,525	$1,962,326	66.9%
Julian M. Bott	300,490	$1,135,852	178,554	$723,143	63.7%
Clayton A. Carrell	384,620	$1,453,864	240,388	$973,571	66.9%
Jennifer N. McCauley(3)	73,440	$277,603	0	$0	0%
John P. Kelly	84,140	$318,049	52,588	$212,981	66.9%

(1) The grant date value on February 27, 2018 was $3.78.
(2) The closing common stock price on February 26, 2021 was $4.05.
(3) Ms. McCauley's 2018 performance unit award was forfeited at the time of her retirement.

How We Make Compensation Decisions

Role of the Compensation Committee

The Compensation Committee consists entirely of independent directors and oversees SWN's compensation and incentive plans and programs, acts as the administrator for the 2013 Plan, and reviews and recommends to the Board all compensation for officers within the meaning of Rule 16a-1 under the Securities Exchange Act of 1934. The Board, taking into account the recommendation of the Compensation Committee, sets the compensation of all senior executives, with only independent directors acting in the case of the CEO's compensation.

Each year, the Compensation Committee conducts an evaluation of SWN's compensation program to determine if any changes would be appropriate. In making these determinations, the Compensation Committee consults with its independent compensation consultant, shareholders and executive leadership, as discussed below. However, the Compensation Committee uses its own judgment in making final decisions regarding the compensation paid to our executive officers.

Role of the CEO

At the Compensation Committee's request, the CEO provides an assessment of the individual performance and appropriate compensation of the other executive officers based on each executive officer's performance and contributions. The CEO does not provide recommendations or participate in the Committee's deliberations on his own compensation.

Role of the Compensation Consultant

Since 2013, the Compensation Committee has engaged the services of Meridian, which the Committee considers to be an independent executive compensation consulting firm. The Compensation Committee makes an annual determination to affirm independence of the compensation consultant. Meridian is known for its expertise in the E&P industry, specializing in board-level executive pay consulting services. Meridian reports directly to the Compensation Committee, participates in Committee meetings, reviews Compensation Committee materials,

and provides advice to the Compensation Committee upon request. Additionally, Meridian updates the Compensation Committee on trends and issues in executive pay, comments on the competitiveness and reasonableness of SWN's programs, provides an annual risk assessment of the Company's compensation programs, and assists in the development and review of SWN's annual bonus and LTI programs, including commenting on performance measures and related goals.

Role of Peer Companies

The Compensation Committee utilizes a peer group to evaluate compensation for Company executives and also to compare the Company's performance for the purpose of calculating relative TSR.

Compensation Peer Group

The Compensation Committee references a group of E&P industry companies to evaluate compensation. Although market data from our compensation peer group provides an important tool for analysis and decision-making, this information is not a substitute for the Committee's sound business judgment. In addition to market data, the Committee considers other factors, such as an individual's personal contributions to SWN, previous experience, leadership qualities

and skill sets. The Committee annually reviews the competitiveness of our executive officers' compensation and assesses the overall competitiveness of our compensation programs relative to the peer group, which includes E&P industry companies with comparable onshore operations. In 2020, the Committee generally sought to provide total direct compensation for our NEOs within a competitive range of our compensation peers. Individual compensation packages

may vary based on individual experience, retention, performance and on the prevailing market conditions. The compensation peer group has remained relatively consistent over the past several years, updated mainly for M&A and corporate restructuring activity. A consistent peer set has preserved continuity year-to-year in these important external references.

Although the compensation peer group benchmarks provide an important tool for analysis and decision-making, the benchmarks do not substitute for the Committee's sound business judgment. In addition to market data, the Committee considers other factors, such as an individual's personal contributions to SWN, previous experience, leadership qualities and skill sets.

Performance Peer Group

The Compensation Committee uses a similar group of E&P industry companies to evaluate the Company's TSR. The performance peer group is similar to the compensation peer group, although performance peer companies generally emphasize natural gas production within a similar business strategy as the Company's strategy.

The Compensation Peer Group for 2020 and the Performance Peer Group for the 2020-2022 performance period are listed in the table below. Companies shown in the middle circle below are included in both the Compensation and the Performance Peer Groups.


COMPENSATION
PERFORMANCE
Cimarex Energy Co.
Concho Resources Inc.
Diamondback Energy, Inc.
Laredo Petroleum, Inc.
Marathon Oil Corporation
Noble Energy, Inc.
Parsley Energy, Inc.
PDC Energy, Inc.
Pioneer Natural Resources Company
Antero Resources Corporation
Cabot Oil & Gas Corporation
Chesapeake Energy Corporation
Continental Resources, Inc.
EQT Corporation
Range Resources Corporation
SM Energy Company
Whiting Petroleum Corporation
WPX Energy, Inc.
Callon Petroleum Company
CNX Resources Corporation
Devon Energy Corporation
Gulfport Energy Corporation
Murphy Oil Corporation
Oasis Petroleum, Inc.

In late 2019, the Committee recognized that several of the compensation peer group companies were no longer of comparable size, as measured by prevailing enterprise value, market capitalization and/or operating statistics. The Compensation Committee supplemented its annual review of compensation peer group benchmarks in 2020 with a second set of benchmarks from a modified peer group, substituting companies of more comparable size to SWN for the larger companies. The companies included in the supplemental group are listed below:

Supplemental Compensation Peer Group

Parsley Energy, Inc.	Oasis Petroleum Inc.	Gulfport Energy Corporation
Antero Resources Corporation	SM Energy Company	Centennial Resource Development, Inc.
WPX Energy, Inc.	Whiting Petroleum Corporation	Jagged Peak Energy Inc.
Cimarex Energy Co.	Matador Resources Company	Callon Petroleum Company
CNX Resources Corporation	PDC Energy, Inc.	SRC Energy Inc.
Range Resources Corporation	Carrizo Oil & Gas, Inc.	

Practices and Policies Related to Compensation

Stock Ownership Guidelines

To support the Company's commitment to shareholder alignment, the Company has adopted guidelines that require NEOs to hold a multiple of their base salary in common stock or other stock-based instruments such as RSUs. The ownership multiples are as follows:

- Chief Executive Officer – six times base salary
- Executive Vice President – three times base salary
- Senior Vice President – two times base salary

The guidelines must be satisfied within three years after the date of hire, change in job title, or increase in salary, and during such period, an executive officer must hold at least one-half of the shares of the Company's common stock or stock-based instruments received through equity-based awards (net of taxes) from the Company until the officer meets his or her ownership requirement.

As of December 31, 2020, all NEOs were in compliance with the guidelines. For additional details on the common stock owned by our named executive officers, please refer to the Share Ownership of Officers and Directors table on page 30.

Anti-Hedging and Anti-Pledging Policies

All directors and employees, including our NEOs, their spouses and members of their households, are prohibited from hedging the economic risk of ownership of our common stock. Specifically, the prohibitions relate to short selling and buying or selling puts, calls or options and engaging in transactions involving our securities when in possession of material, non-public information or during certain designated "black-out" periods.

All directors and officers with the title of vice president or above, along with their spouses and members of their households, are prohibited from pledging shares of our common stock. We are not aware of any existing pledging arrangements by any of our directors or officers.

Policy for Recovery of Compensation (Clawback Policy)

The Company may require reimbursement from NEOs and other officers with the title of senior vice president or higher for any incentive awards if it is determined that such awards were based on financial results that became the subject of a material restatement (other than due to changes in accounting policy) or were payable due to fraud, negligence or intentional misconduct by such officer. In addition, bonuses, incentives or performance-based pay are subject to reimbursement, and the Board may cancel restricted stock awards and outstanding stock options and seek reimbursement of any gains realized on the exercise of stock options attributable to such awards.

Health, Welfare, Retirement and Other Benefits

We offer competitive health, welfare and retirement programs for our eligible employees. Our health and welfare programs include medical, pharmacy, dental, life insurance and disability. We also offer a limited charitable gift matching program. The life insurance and disability programs provide higher benefit amounts for our NEOs due to their higher base salaries. Our executives have disability coverage that applies if they are unable to perform in their occupation. In addition, disability benefits for our officers are capped at $16,000 per month for long-term disability and 70% of base pay for short-term disability.

We offer retirement programs that are intended to supplement our employees' social security benefits and personal savings. The programs include:

- the Southwestern Energy Company 401(k) Savings Plan ("401(k) Plan")

- a defined benefit plan ("Pension Plan") (frozen as of January 1, 2021)
- a supplemental retirement plan ("SERP") (frozen as of January 1, 2021)
- a non-qualified deferred compensation plan ("Non-Qualified Retirement Plan")

Effective January 1, 2021, the Compensation Committee approved "freezing" the Pension Plan and the SERP such that there would be no additional participants eligible for either plan and no additional contribution credits for existing participants. The Committee also approved increasing its matching contribution under the 401(k) Plan from 4.5% to 6%.

401(k)

The 401(k) Plan, which is available to all employees, including our NEOs, allows a participant to elect to contribute a percentage of his or her eligible compensation, generally salary and wages, to an investment trust. Employee contributions are matched by us 100% for the first 3% of the employee's eligible compensation and 50% for the next 3%, up to the maximum allowed under federal regulation, with such matching contributions vesting immediately. Effective January 1, 2021, we match 100% of the first 6% contribution of a participant's eligible earnings. The 401(k) Plan provides a number of different investment options, including our common stock, for which a participant has sole discretion in determining the allocation of their and our contributions among the investment options.

Perquisites, Allowances and Other Benefits

The type and the value of perquisites for our NEOs are reviewed and approved by the Compensation Committee as part of its compensation decision-making. In 2020, the primary perquisites for our NEOs were the payment of a $7,380 annual car allowance, estate and financial planning expenses for each NEO up to $18,500 per year, the annual premium for an executive medical plan that covers all out-of-pocket expenses and an annual complete personal physical exam. We reimburse our NEOs for expenses incurred with respect to estate and financial planning because we believe the utilization of experts will reduce the amount of time our executives will need to devote to those matters while also maximizing the net value of the compensation we provide.

Executive Compensation

Summary Compensation Table

The following Summary Compensation Table shows information about the compensation received by our CEO, CFO and each of our three other most highly compensated executive officers for services rendered in all capacities during the 2020, 2019 and 2018 fiscal years.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(6)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(7)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(8)	All Other Compensation ($)(9)	Total ($)
William J. Way President and Chief Executive Officer	2020	900,000	–	5,609,135	–	1,400,000	80,258	75,234	8,064,627
	2019	896,154	–	7,931,335	–	1,300,000	75,497	74,833	10,277,819
	2018	880,280	542,100	5,791,043	–	1,057,900	70,326	78,821	8,420,470
Julian M. Bott(1) Former Executive Vice President and Chief Financial Officer	2020	546,000	–	2,077,472	–	708,162	36,387	149,537	3,517,558
	2019	542,985	–	2,937,509	–	672,800	34,157	66,837	4,254,288
	2018	438,269	267,700	2,244,660	–	420,300	26,296	42,902	3,440,127
Clay A. Carrell Executive Vice President and Chief Operating Officer	2020	575,000	–	2,659,154	–	719,000	38,764	63,713	4,055,632
	2019	575,000	–	3,760,075	–	733,200	36,570	65,098	5,169,943
	2018	575,000	266,575	2,873,111	–	551,425	34,500	53,594	4,354,205
Jennifer N. McCauley(2)(3) Former Senior Vice President Administration	2020	411,800	–	507,757	–	–	42,102	1,264,845	2,226,504
John P. Kelly(2) Senior Vice President and Division Head	2020	396,539	20,000	581,713	–	405,000	26,966	34,806	1,465,024
J. David Cecil(4) Former Executive Vice President- Corporate Development	2020	239,673	–	2,285,222	–	–	–	56,015	2,580,910
	2019	515,000	500,000	3,231,339	–	622,700	32,754	55,360	4,957,153
	2018	515,000	1,008,615	2,469,059	–	493,885	30,900	54,497	4,571,956
John C. Ale(5) Former Senior Vice President, General Counsel and Secretary	2020	240,330	–	1,470,867	–	220,148	25,657	202,604	2,159,606
	2019	456,100	–	2,079,806	–	430,000	36,456	36,126	3,038,488
	2018	456,139	133,080	1,589,243	–	349,920	34,395	43,009	2,605,786

(1) Mr. Bott passed away on January 3, 2021, due to a sudden, non-COVID related medical condition.
(2) Neither Ms. McCauley nor Mr. Kelly were named executive officers of the Company in 2018 or 2019.
(3) Ms. McCauley retired from the Company on December 31, 2020. The Stock Awards granted in 2020 were forfeited on the retirement date.
(4) Mr. Cecil voluntarily resigned from the Company on June 3, 2020. The Stock Awards granted in 2020 were forfeited on the retirement date.
(5) Mr. Ale retired from the Company on June 30, 2020. The value of the Stock Awards as listed in column (e) reflects the grant date fair value of the awards. Under the terms and conditions of the award agreements, on the date of retirement all unvested time-based equity awards accelerated, and the outstanding performance unit awards were prorated from the date of grant to the retirement date and remained subject to applicable performance vesting conditions. The table below entitled "Outstanding Equity Awards at Fiscal Year-End" sets out the prorated performance units and the estimated value at December 31, 2020. In addition, under the terms and conditions of the Retirement and Consulting Agreement entered into between Mr. Ale and the Company on June 4, 2020 (the "Retirement Agreement"), Mr. Ale was entitled to receive a 2020 annual incentive award prorated for the number of days he was employed by the Company in 2020.
(6) The dollar value stated for the restricted stock units and performance units for 2020 reflects the number of units granted in 2020 multiplied by the grant date fair value, computed in accordance with FASB ASC Topic 718. The assumptions and data utilized in the calculation of these amounts for 2020 awards are set forth below:
Restricted Stock Units: The grant date fair value for the restricted stock units granted on February 26, 2020, represents the closing price of the Company's common stock on the NYSE of $1.41 per share multiplied by the number of units awarded.

Performance Units: The 2020 performance unit awards include a performance condition based on return on average capital employed and a market condition based on relative Total Shareholder Return (TSR) as compared to a group of the Company's peers. The fair value of the market condition is calculated by a Monte Carlo model on a quarterly basis. When calculated using the valuation detailed above and the closing price of the Company's common stock at the grant date, the grant date fair value per performance unit was determined to be $1.60. The grant date fair value for the performance units reflects the value assuming target level performance (or 100%). The table below provides the estimated value of the 2020-2022 performance units at the threshold, target and maximum levels based on the FASB ASC Topic 718 grant date value of $1.60 per unit:

Name	Performance Units (#)	Value at Threshold ($)	Value at Target (Reported in Column (e) Above) ($)	Value at Maximum ($)
William J. Way	1,863,500	1,490,800	2,981,600	5,963,200
Julian M. Bott	690,190	552,152	1,104,304	2,208,608
Clay A. Carrell	883,440	706,752	1,413,504	2,827,008
Jennifer N. McCauley	168,690	134,952	269,904	539,808
John P. Kelly	193,260	154,608	309,216	618,432
J. David Cecil	759,210	607,368	1,214,736	2,429,472
John C. Ale	488,660	390,928	781,856	1,563,712

Additional information regarding restricted stock unit and performance unit awards made for 2020 can be found below in the table entitled "Grants of Plan-Based Awards."

(7) The amounts stated in this column constitute the annual incentive cash awards made to each NEO under the annual incentive bonus program based on Company performance and the Compensation Committee's evaluation of each NEO's performance. Additional details about the annual incentive awards are provided under the heading "Compensation Discussion and Analysis — 2020 Named Executive Officer Compensation-Annual cash incentive rewards short-term goals that are relevant to our long-term strategy."

(8) The amounts stated in this column represent the aggregate increase in actuarial value for each NEO for the applicable calendar year period under both the Pension Plan and the SERP. As discussed in the "Pension Benefits" table below, executives do not earn or accrue above-market or preferential earnings on their accounts under the Non-Qualified Retirement Plan. The Pension Plan, the SERP and the Non-Qualified Retirement Plan are described in more detail below.

(9) The amounts stated in this column include Company matching funds for the 401(k) and Non-Qualified Retirement Plans, life insurance premiums, car allowance, financial and estate planning reimbursements, premiums paid for supplemental medical insurance and annual physicals, consultant services, accrued vacation and severance or termination payments.

All Other Compensation – 2020

Name	401(k) and Nonqualified Retirement Plans Matching Contributions ($)	Life Insurance Premiums ($)	Car Allowance ($)	Financial and Estate Planning Reimbursements ($)	Premiums for Supplemental Medical Insurance and Annual Physical ($)	Accrued Vacation ($)	Consulting Services ($)	Severance/ Termination Payments ($)	Total ($)
William J. Way	40,500	2,970	7,380	15,000	9,384	–	–	–	75,234
Julian M. Bott	24,570	99	7,380	4,585	9,384	12,519	–	91,000	149,537
Clay A. Carrell	24,992	2,277	7,380	15,000	14,064	–	–	–	63,713
Jennifer N. McCauley	18,531	1,632	7,380	8,100	4,848	–	–	1,224,354	1,264,845
John P. Kelly	11,769	99	7,380	1,494	14,064	–	–	–	34,806
J. David Cecil	12,054	50	3,690	5,000	7,032	28,189	–	–	56,015
John C. Ale	12,196	904	3,974	139	4,692	30,699	150,000	–	202,604

Grants of Plan-Based Awards

This table reflects our annual cash incentive awards and long-term incentive awards issued in 2020.

(a)	(b)	(c)	(d)	(e)		(f)	(g)	(h)	(i)	(j)
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards				Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Units (#)	Threshold (#)	Target (#)	Maximum (#)	(#)	($)(1)
William J. Way	2/26/20(2)	–	–	–	–	931,750	1,863,500	3,727,000	–	2,981,600
	2/26/20(3)	–	–	–	–	–	–	–	1,863,500	2,627,535
	–(4)	562,500	1,125,000	2,250,000	–	–	–	–	–	–
Julian M. Bott	2/26/20(2)	–	–	–	–	345,095	690,190	1,380,380	–	1,104,304
	2/26/20(3)	–	–	–	–	–	–	–	690,190	973,168
	–(4)	273,000	546,000	1,092,000	–	–	–	–	–	–
Clayton A. Carrell	2/26/20(2)	–	–	–	–	441,720	883,440	1,766,880	–	1,413,504
	2/26/20(3)	–	–	–	–	–	–	–	883,440	1,245,650
	–(4)	287,500	575,000	1,150,000	–	–	–	–	–	–
Jennifer N. McCauley	2/26/20(2)	–	–	–	–	84,345	168,690	337,380	–	269,904
	2/26/20(3)	–	–	–	–	–	–	–	168,690	237,853
	–(4)	154,425	308,850	617,700	–	–	–	–	–	–
John P. Kelly	2/26/20(2)	–	–	–	–	96,630	193,260	386,520	–	309,216
	2/26/20(3)	–	–	–	–	–	–	–	193,260	272,497
	–(4)	206,000	320,000	824,000	–	–	–	–	–	–
J. David Cecil	2/26/20(2)	–	–	–	–	379,605	759,210	1,518,420	–	1,214,736
	2/26/20(3)	–	–	–	–	–	–	–	759,210	1,070,486
	–(4)	257,500	515,000	1,030,000	–	–	–	–	–	–
John C. Ale	2/26/20(2)	–	–		–	244,330	488,660	977,320	–	781,856
	2/26/20(3)	–	–	–	–	–	–	–	488,660	689,011
	–(4)	182,440	364,880	729,760	–	–	–	–	–	–

(1) The dollar amounts stated for the restricted stock units and performance units reflect the grant date fair value of the award as computed in accordance with FASB ASC Topic 718. The assumptions utilized in the calculation of these amounts are described under Footnote 6 of the Summary Compensation Table.

(2) The performance units were issued under the 2013 Plan. Each performance unit has a threshold (50%), target (100%), and maximum (200%) potential payout amount based on the attainment of certain performance objectives. The performance units awarded in 2020 will vest based on performance and continued service over a three-year period, and payout occurs in cash at the end of the three-year period.

(3) The amount reflects the number of restricted stock units granted under the 2013 Plan. The restricted stock units vest over a period of four years from the date of grant, or immediately upon death, disability, normal retirement or a "change in control," and may be settled in cash or shares of common stock at the discretion of the Compensation Committee.

(4) Pursuant to the annual incentive bonus program, the Compensation Committee determined the annual target bonus level for each NEO for the 2020 fiscal year on February 25, 2020. The incentive bonus awards are paid annually based on the attainment of formulaic Company-wide performance measures and the individual performance of the NEO, and are calculated as a percentage amount of each NEO's annual salary. Amounts shown in columns (c), (d) and (e) include both the formulaic component and the individual performance component of the NEO's annual incentive award. The actual 2020 annual bonus payments are listed in column (g) of the Summary Compensation Table, and are discussed in further detail under the heading "Compensation Discussion and Analysis — 2020 Annual Incentive Bonus Payout."

Outstanding Equity Awards at Fiscal Year-End

The table reflects stock option, restricted stock, restricted stock unit and performance unit awards granted to our NEOs under our 2013 Plan that were outstanding as of December 31, 2020.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)(1)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (2)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
William J. Way	5/6/2014	21,495	–	46.55	5/6/2021	–	–	–	–
	12/4/2014	81,500	–	30.59	12/4/2021	–	–	–	–
	12/4/2015	238,420	–	7.74	12/4/2022	–	–	–	–
	1/26/2016	155,280	–	8.60	1/26/2023	–	–	–	–
	2/21/2017	383,020	–	8.59	2/21/2024	43,348(3)	129,177	–	–
	2/27/2018	–	–	–	–	1,162,860(4)(5)	3,465,323	–	–
	2/26/2019	–	–	–	–	602,685(6)	1,796,001	803,580(7)	2,394,668
	2/26/2020	–	–	–	–	1,863,500(8)	4,099,700	1,863,500(9)	8,199,400
Julian M. Bott(10)	2/27/2018	–	–	–	–	450,735(4)(5)	1,343,190	–	–
	2/26/2019	–	–	–	–	223,215(6)	665,181	297,620(7)	886,908
	2/26/2020	–	–	–	–	690,190(8)	1,518,418	690,190(9)	3,036,836
Clayton A. Carrell	2/27/2018	–	–	–	–	576,930(4)(5)	1,719,251	–	–
	2/26/2019	–	–	–	–	285,720(6)	851,446	380,960(7)	1,135,261
	2/26/2020	–	–	–	–	883,440(8)	1,943,568	883,440(9)	3,887,136
Jennifer N. McCauley(11)	12/4/2014	10,490	–	30.59	12/31/2021	–	–	–	–
	12/4/2015	30,660	–	7.74	12/31/2021	–	–	–	–
	2/21/2017	36,290	–	8.59	12/31/2021	–	–	–	–
John P. Kelly	2/27/2018	–	–	–	–	126,210(4)(5)	376,106	–	–
	2/26/2019	–	–	–	–	62,505(6)	186,265	83,340(7)	248,353
	2/26/2020	–	–	–	–	193,260(8)	425,172	193,260(9)	850,344
J. David Cecil(12)	-	–	–	–	–	–	–	–	–
John C. Ale(13)	12/4/2014	32,600	–	30.59	12/4/2021	–	–	–	–
	2/26/2015	30,230	–	26.35	2/26/2022	–	–	–	–
	12/4/2015	95,370	–	7.74	12/4/2022	–	–	–	–
	2/21/2017	99,230	–	8.59	2/21/2024	–	–	–	–
	2/27/2018	–	–	–	–	165,926(5)	494,459		
	2/26/2019	–	–	–	–	–	–	94,295(7)	280,999
	2/26/2020	–	–	–	–	–	–	55,783(9)	245,445

(1) The market value of the unvested shares of restricted stock and unvested restricted stock units was calculated using the NYSE closing common stock price on December 31, 2020 of $2.98 per share, with the "Adjusted Stock Price" of $2.20 applied to the awards granted on February 26, 2020.

(2) The performance units granted in 2018 had a performance period of 2018 – 2020 and payout of 62.5% of target was approved by the Compensation Committee in February 2021 (see discussion above in "Settlement of Performance Units – 2018 – 2020 Performance Period"). The number of performance units granted in 2018 and 2019 that would have been earned based on actual results for the period commencing on the first day of

the applicable performance period and ending on December 31, 2020 (rather than the end of the actual performance or vesting period) was below the target level of performance, but above threshold. Consequently, amounts shown for the 2018 and 2019 awards are based on achievement at target performance under the performance unit awards. The number of performance units granted in 2020 that would have been earned based on actual results for the period commencing on the first day of the applicable performance period and ending on December 31, 2020 (rather than the end of the actual performance or vesting period) was above target level but below maximum. Consequently, the amounts shown are based on achievement at maximum performance under the performance unit awards. The market value of all performance units shown in column (i) was calculated using the NYSE closing common stock price on December 31, 2020 of $2.98 per share, with the "Adjusted Stock Price" of $2.20 applied to the awards granted on February 26, 2020.

(3) Restricted stock granted on February 21, 2017 under the 2013 Plan vests at the rate of 25% per year, with remaining vesting date of February 21, 2020, or immediately upon death, disability, normal retirement or a "change in control."

(4) Restricted stock units granted on February 27, 2018 under the 2013 Plan vests at the rate of 25% per year, with remaining vesting dates of February 27, 2021, and February 27, 2022, or immediately upon death, disability, normal retirement or a "change in control."

(5) Performance units granted on February 27, 2018 under the 2013 Plan cliff vest at the end of three years, provided the recipient is still an employee of the Company, with exceptions for pro rata vesting in the case of death, disability or retirement, and total payout is determined at the end of the three-year performance period.

(6) Restricted stock units granted on February 26, 2019 under the 2013 Plan vests at the rate of 25% per year, with remaining vesting dates of February 26, 2021, February 26, 2022, and February 26, 2023, or immediately upon death, disability, normal retirement or a "change in control."

(7) Performance units granted on February 26, 2019 under the 2013 Plan cliff vest at the end of three years, provided the recipient is still an employee of the Company, with exceptions for pro rata vesting in the case of death, disability or retirement, and total payout is determined at the end of the three-year performance period.

(8) Restricted stock units granted on February 26, 2020 under the 2013 Plan vests at the rate of 25% per year, with remaining vesting dates of February 26, 2021, February 26, 2022, February 26, 2023, February 26, 2024, or immediately upon death, disability, normal retirement or a "change in control."

(9) Performance units granted on February 26, 2020 under the 2013 Plan cliff vest at the end of three years, provided the recipient is still an employee of the Company, with exceptions for pro rata vesting in the case of death, disability or retirement, and total payout is determined at the end of the three-year performance period.

(10) As a result of Mr. Bott's passing on January 3, 2021, all unvested restricted stock units accelerated and the outstanding performance unit awards were prorated from the date of grant to the date of death, pursuant to the terms and conditions of the 2013 Plan and the applicable award agreements. The prorated vested performance units for the 2018, 2019 and 2020 awards are 285,685, 184,112 and 197,107, respectively. Payment, if any, of the vested performance units will occur under the original terms of the award agreements.

(11) Upon Ms. McCauley's retirement on December 31, 2020, all outstanding restricted stock units, restricted stock, and performance units were forfeited and cancelled. Under the terms of the 2013 Plan, Ms. McCauley will have one year to exercise the vested and outstanding options.

(12) Upon Mr. Cecil's voluntary resignation on June 3, 2020, all outstanding restricted stock units, restricted stock, and performance units were forfeited and cancelled. Under the terms of the 2013 Plan, Mr. Cecil had three months from the resignation date to exercise the vested and outstanding options.

(13) Upon Mr. Ale's retirement on June 30, 2020, under the terms and conditions of the award agreements and the 2013 Plan, all outstanding restricted stock and restricted stock unit awards were accelerated and fully vested, and the vested and outstanding options will remain outstanding for the original term of the awards. In addition, Mr. Ale's performance-vesting awards were prorated from the date of grant to the retirement date and remain subject to applicable performance vesting conditions. Payment, if any, of the prorated performance units will occur under the original terms of the award agreements.

2020 Option Exercises, Performance Units Settled and Stock Vested

The table below contains information for the fiscal year ended December 31, 2020 concerning options exercised and the vesting of previously granted shares of restricted stock, restricted stock units and performance units for NEOs. The value of the restricted stock and performance units is based on the closing price of our common stock on the date of vesting.

Restricted Stock, Restricted Stock Units and Performance Units Vested and Settled – 2020(1)

Name	Restricted Stock Unit Awards		Restricted Stock Awards	
	Number of Units Vesting (#)	Value Realized on Vesting ($)(2)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
William J. Way	394,705	535,215	57,882	96,811
Julian M. Bott	149,528	202,571	–	–
Clayton A. Carrell	191,395	259,290	–	–
Jennifer N. McCauley	36,545	49,509	4,107	6,818
John P. Kelly	41,870	56,723	–	–
J. David Cecil	164,480	222,827	–	–
John C. Ale(3)	749,186	1,790,317	22,460	64,909

(1) There were no options exercised or performance units settled in 2020.

(2) Reflects the aggregate dollar value realized upon vesting of restricted stock and restricted stock units based upon the closing price of our common stock on the vesting date. In the event that the vesting date occurred on a weekend day or holiday, the value realized was determined by the closing price of our common stock on the prior business day closing.

(3) As discussed above, pursuant to the terms and conditions of the award agreements, all unvested shares of restricted stock and restricted stock units were accelerated upon Mr. Ale's retirement.

Pension Benefits

All employees, including NEOs, were generally eligible to participate on the same basis in the Pension Plan. The purpose of the Pension Plan was to provide participants with benefits when they separate from employment through termination, retirement, death or disability. The Code limits both the amount of compensation that may be used for purposes of calculating a participant's benefit under our Pension Plan and the maximum annual benefit payable to a participant under the Pension Plan. For the 2020 plan year, (i) a participant's compensation in excess of $285,000 is disregarded for purposes of determining average compensation and (ii) the maximum annual Pension Plan benefit permitted under the Code was $230,000. The Pension Plan provides benefits based on a "cash balance" plan design which provides benefits based upon a fixed percentage of an employee's annual compensation. Employees who were participants in the Pension Plan prior to January 1, 1998, which does not include any of our NEOs or executives, also are entitled to annual benefits payable upon retirement based upon years of service through December 31, 1997 and average compensation during the five years of highest pay in the last ten years of service before termination.

Under the cash balance provisions of the Pension Plan, each participant has, for recordkeeping purposes only, a hypothetical account to which credits are allocated annually based upon a percentage of the participant's base salary. The applicable percentage is equal to 6% plus an additional percentage for participants in the Pension Plan as of January 1, 1998. The additional percentage is based upon a participant's age and is designed to approximate any lost benefits due to the change to a cash balance plan. All employee balances in the cash balance account also earn a fixed rate of interest that is credited annually. The interest rate for 2020 was 6%.

The Southwestern Energy Company Supplemental Retirement Plan (the "SERP") allows certain highly-compensated employees to continue to earn pension benefits for retirement once they reach the limits imposed by the Internal Revenue Service. Executives do not earn or accrue above-market or preferential earnings on their SERP accounts. The SERP provides benefits equal to the amount that would be payable under the Pension Plan in the absence of certain limitations of the Code, less the amount actually paid under the Pension Plan. In the event of a "change in control" as discussed below under "Severance and Other Change in Control Benefits," the benefits of a NEO under the SERP would be determined as if the participant had credit for three additional years of service. The credit of three additional years of service is designed to ensure that the pension benefits in the event of a change in control are consistent with the other change-in-control arrangements between the Company and the NEOs.

At retirement or termination of employment, the present value accumulated benefit credited to a participant is payable to the participant in the form of a lump sum or in lifetime monthly payments.

Effective January 1, 2021, the Compensation Committee approved "freezing" the Pension Plan and the SERP such that there would be no additional participants eligible for either plan and no additional contribution credits for existing participants.

Pension Benefits - 2020

(a)	(b)	(c)	(d)	(e)
Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(1)	Payments During Last Fiscal Year ($)
William J. Way(2)	Southwestern Energy Company Pension Plan	9	183,135	–
	Southwestern Energy Company Supplemental Retirement Plan	9	311,711	–
	Southwestern Energy Company Non-Qualified Retirement Plan	9	23,046	–
Julian M. Bott	Southwestern Energy Company Pension Plan	3	53,447	–
	Southwestern Energy Company Supplemental Retirement Plan	3	40,550	–
	Southwestern Energy Company Non-Qualified Retirement Plan	3	2,843	–
Clayton A. Carrell	Southwestern Energy Company Pension Plan	3	53,447	–
	Southwestern Energy Company Supplemental Retirement Plan	3	51,993	–
	Southwestern Energy Company Non-Qualified Retirement Plan	3	4,394	–
Jennifer N. McCauley	Southwestern Energy Company Pension Plan	12	251,262	–
	Southwestern Energy Company Supplemental Retirement Plan	12	61,387	–
	Southwestern Energy Company Non-Qualified Retirement Plan	12	19,372	–
John P. Kelly	Southwestern Energy Company Pension Plan	3	53,447	–
	Southwestern Energy Company Supplemental Retirement Plan	3	22,420	–
	Southwestern Energy Company Non-Qualified Retirement Plan	3	539	–
J. David Cecil(3)	Southwestern Energy Company Pension Plan	2	–	–
	Southwestern Energy Company Supplemental Retirement Plan	2	–	–
	Southwestern Energy Company Non-Qualified Retirement Plan	2	–	–
John C. Ale(4)	Southwestern Energy Company Pension Plan	7	0	127,393
	Southwestern Energy Company Supplemental Retirement Plan	7	80,244	–
	Southwestern Energy Company Non-Qualified Retirement Plan	7	5,982	–

(1) The change in the actuarial present value of the NEOs accumulated benefit from the prior year is included in the Summary Compensation Table and is calculated using a discount rate of 3.10% and the Society of Actuaries RP-2012 Mortality Tables Report for healthy males and females projected generationally using scale MP-2020.

(2) Mr. Way is eligible for early retirement. Early retirement benefits from the Pension Plan, the Supplemental Retirement Plan and the Nonqualified Retirement Plan payable as a single sum are $183,135, $311,711, and $23,046, respectively.

(3) Mr. Cecil voluntarily resigned from the Company prior to completing three (3) full years of service with 1,000 hours or more and therefore, was not fully vested in the Pension Plan.

(4) Mr. Ale retired from service on June 30, 2020. The present value of accumulated benefits is based on the participant's actual benefit election at retirement including a lump sum of $127,393 from the Pension Plan paid on December 18, 2020, a lump sum of $80,244 from the Supplemental Plan to be paid January 1, 2021, and a lump sum of $5,982 from the Nonqualified Plan to be paid January 1, 2021. The total payments of $127,393 during the last fiscal year were paid from the Pension Plan.

Non-Qualified Deferred Compensation

Our NEOs and other highly compensated employees are also eligible to participate in a non-qualified deferred compensation supplemental retirement savings plan ("Non-Qualified Retirement Plan"), which allows any participant to defer income and receive a match on the same basis as the 401(k) Plan, subject to the same total cap as for all employees. In addition, participants can defer all or a portion of their annual incentive payments until termination of employment under the Non-Qualified Retirement Plan. Salary amounts that are deferred under the Non-Qualified Retirement Plan are not included under the Pension Plan or the SERP but a credit is given to the participant under the Non-Qualified Retirement Plan to address the loss in pension benefits.

The Non-Qualified Retirement Plan is not funded and participants are our general creditors. All amounts deferred in the Non-Qualified Retirement Plan increase or decrease based on the investment results of the executive's requested investment alternatives and executives do not earn or accrue above-market or preferential earnings on their accounts. Plan distributions after employment ends are paid out of our funds rather than from a dedicated investment portfolio.

The table below sets forth information regarding the contributions, earnings and withdrawals/distributions during 2020 and the balance at year-end 2020 under the Non-Qualified Retirement Plan for each of the NEOs.

Non-Qualified Deferred Compensation – 2020

(a)	(b)	(c)	(d)	(e)	(f)
Name	Executive Contributions in Last Fiscal Year ($)(1)	Company Contributions in Last Fiscal Year ($)(2)	Aggregate Earnings in Last Fiscal Year ($)(3)	Aggregate Withdrawals/ Distributions ($)(4)	Aggregate Balance at Last Fiscal Year-End ($)(5)(6)
William J. Way	45,000	27,675	83,562	–	742,923
Julian M. Bott	16,380	11,745	10,295	–	82,381
Clayton A. Carrell	23,000	13,050	19,446	–	137,009
Jennifer N. McCauley	57,260	5,706	174,516	–	902,348
John P. Kelly	–	–	2,576	–	18,769
J. David Cecil	11,142	–	7,140	–	76,544
John C. Ale	25,153	–	24,769	–	224,188

(1) Represents the amounts that our NEOs elected to defer in 2020 under the Non-Qualified Retirement Plan. The amounts represent compensation earned by our NEOs in 2020, and therefore also are reported in the appropriate columns in the Summary Compensation Table above.
(2) Represents the amounts credited in 2020 as Company contributions to the accounts of our NEOs under the Non-Qualified Retirement Plan. These amounts are also reported in the Summary Compensation Table above in the "All Other Compensation" column.
(3) Represents the returns produced by the investments selected by the applicable NEO.
(4) In-service distributions (if any) are made in accordance with the elections made by the NEO at the time of enrollment in the plan.
(5) Represents the Non-Qualified Retirement Plan account balances at the end of 2020 for each of our NEOs.
(6) The total amounts previously reported as compensation in the Summary Compensation table for each NEO in previous years are as follows:

Name	Aggregate Amounts Previously Reported
William J. Way	$443,210
Julian M. Bott	$40,353
Clayton A. Carrell	$73,225
Jennifer N. McCauley	–
John P. Kelly	–
J. David Cecil	$52,634
John C. Ale	$88,377

Termination and Change in Control Benefits

We do not have employment agreements with any of the NEOs, but we have entered into a severance agreement with each officer that provides certain additional compensation if, within three years after a "change in control," his or her employment is involuntarily terminated other than for cause or if the executive voluntarily terminates employment for "good reason," as defined in the respective severance agreement.

The change in control severance payment is equal to the product of (x) 2.99 (for Messrs. Way and Carrell) or 2.0 (for Mr. Kelly) and (y) the sum of (i) the executive's base salary as of the executive's termination date plus (ii) the maximum bonus opportunity available to the executive under the annual incentive bonus program. In addition, each executive will be entitled to continued participation in certain health and welfare benefits from the date of the termination of employment until the earliest of (a) the expiration of three years, (b) death or (c) the date he or she is afforded a comparable benefit at comparable cost by a subsequent employer. Also, each executive will be credited with three additional years of service for pension benefit purposes upon a "change in control" and will continue to have coverage under our Officers' insurance policies for a period of up to four years.

Our long-term incentive plans and stock option agreements provide that all outstanding stock options become exercisable immediately upon a "change in control." The plans also provide that all performance units, restricted stock units and shares of restricted stock that have not previously vested or been cancelled or forfeited shall vest immediately upon a "change in control." Our annual incentive bonus program provides that upon a participant's termination of employment under certain conditions on or after a "change in control," all determined but unpaid incentive awards shall be paid immediately and any undetermined awards shall be determined and paid based on projected performance factors calculated in accordance with the program.

The following table sets forth the estimated current value of payments and benefits to each of our NEOs upon a change in control, involuntary or voluntary termination, involuntary termination following a change in control ("Change in Control Termination"), retirement, death or disability of our NEOs, assuming that the triggering events occurred on December 31, 2020. The amounts shown below do not include: (i) benefits earned during the term of our NEO's employment that are available to all salaried employees, and (ii) benefits previously accrued under the SERP (without enhanced benefits due to termination), Nonqualified Retirement Plan and 401(k) Plan. For information on the accrued amounts payable under the SERP and under the Non-Qualified Retirement Plan, see above under "Pension Benefits" and "Non-Qualified Deferred Compensation." The actual amounts of payments and benefits that would be provided can only be determined at the time of a change in control and/or the NEO's separation from Southwestern Energy Company.

Name and Trigger	Severance or Multiple of Salary and Annual Incentive Bonus ($)(1)	Valuation of Equity and Performance Awards Vesting Acceleration Assuming Cash-Out ($)(2)(3)	Enhancement Value of Pension Benefits ($)(4)	Value of Health and Welfare Benefits Equivalent Payment ($)	Consulting Fees ($)	Accrued Vacation ($)	Total Value ($)
William J. Way							
Change in Control	–	15,965,936	153,900	–	–	–	16,119,836
Change in Control Termination	10,543,500	15,965,936	153,900	84,257	–	–	26,747,593
Normal Retirement, Death or Disability	–	15,965,936	–	–	–	–	15,965,936
Julian M. Bott(5)							
Death	91,000	3,351,022	–	7,891	–	12,519	3,462,432
Clayton A. Carrell							
Change in Control	–	5,645,110	99,360	–	–	–	5,744,470
Change in Control Termination	5,732,750	5,645,110	99,360	109,653	–	–	11,586,873
Normal Retirement, Death or Disability	–	5,645,110	–	–	–	–	5,645,110
Jennifer N. McCauley(6)							
Retirement	1,224,354	–	–	–	–	–	1,224,354
John P. Kelly							
Change in Control	–	1,659,132	72,000	–	–	–	1,731,132
Change in Control Termination	2,400,000	1,659,132	72,000	103,119	–	–	4,234,251
Normal Retirement, Death or Disability	–	1,659,132	–	–	–	–	1,659,354
J. David Cecil(7)							
Voluntary Resignation	–	–	–	–	–	28,189	28,189
John C. Ale(8)							
Normal Retirement, Death or Disability	220,148	1,646,894	–	–	–	30,699	1,897,741

(1) The change in control severance payment is equal to the sum of the prorated annual bonus at target, plus the product of (x) 2.99 (for Messrs. Way and Carrell) or 2.0 for Mr. Kelly and (y) the sum of (i) the executive's base salary as of the executive's termination date plus (ii) the maximum bonus opportunity available to the executive under the annual incentive bonus program.

(2) In the event of a change in control regardless of termination, the unvested portion of previously granted performance units will be accelerated and the vested performance units will be paid out at the greater of (i) target value or (ii) the projected payment value if the performance period has been completed. In the event of involuntary termination, death, disability or retirement, the unvested performance units will be paid on a vested or pro rata basis pursuant to the overall level of achievement under the original terms and conditions of the grants at the time that payment is due and required to be made under the Plan. The value of the performance units for all scenarios in this column is calculated by assuming the target number of units awarded and a $2.98 per share Company closing price on December 31, 2020.

(3) In the event of a change in control, change in control termination, normal retirement at age 65, death or disability, all unvested outstanding stock options, restricted stock units, and shares of restricted stock will become fully vested. The value of the outstanding stock options, restricted stock units, performance units and shares of restricted stock is based on a $2.98 per share Company closing price on December 31, 2020.

(4) Amounts show the enhancements, if any, provided for in the SERP for each NEO in connection with the various termination scenarios above to the present value of SERP benefit upon retirement.

(5) In connection with Mr. Bott's passing, unvested restricted stock units accelerated under the terms of the Company's 2013 Incentive Plan and his Estate received 881,838 shares of SWN common stock valued at $2,627,878 based on the FMV of $2.98; 178,554 shares of common stock valued at $723,144, based on the FMV of $4.05, in settlement of the 2018 performance units vesting on February 27, 2021; $708,162 in consideration of Mr. Bott's earned 2020 annual incentive bonus; two months salary in the amount of $91,000; accrued vacation in the amount of $12,519; and, 12-months COBRA coverage for the beneficiary valued at approximately $7,891. In addition, the Estate is entitled to all applicable benefits under all pension, retirement, insurance and deferred compensation plans in which Mr. Bott participated as an employee.

(6) In connection with Ms. McCauley's retirement on December 31, 2020, she received a lump sum severance in the amount of $1,224,354. All outstanding time-based equity awards and performance unit awards were forfeited on the retirement date.

(7) As a result of Mr. Cecil's resignation on June 3, 2020, he did not receive severance benefits and all of his outstanding equity and performance awards were forfeited on the termination date. He did, however, receive the value of his accrued vacation in the amount of $28,189 as stated above.

(8) In connection with his retirement on June 30, 2020, Mr. Ale was entitled to receive all outstanding equity-based awards pursuant to the terms and conditions of the original award agreements. The value of the unvested and outstanding shares of restricted stock and restricted stock units were settled in shares of common stock and valued at $1,646,894 (based on the FMV on the date of retirement of $2.56). In addition, Mr. Ale was entitled to receive prorated vesting on all of his outstanding performance unit awards, as stated above in Footnote 13 of the "Outstanding Equity Awards at Fiscal Year End." Also, under the terms and conditions of the Retirement Agreement, Mr. Ale provided consulting services to the Company in the amount of $25,000 per month, received a prorated annual bonus for 2020 in the amount of $220,148, and was entitled to the applicable benefits under all pension, retirement and deferred compensation plans in which he participated as an employee.

Separation of Employment

Effective June 30, 2020, Mr. Ale retired from the Company after seven years of service. In connection with his retirement, Mr. Ale entered into a Retirement and Consulting Agreement with the Company (the "Retirement Agreement"). Under the terms and conditions of the Retirement Agreement, Mr. Ale agreed to certain confidentiality, cooperation, non-solicitation and other provisions, and provided consulting services to the Company. In exchange, he was paid $25,000 per month through December 31, 2020. In addition, Mr. Ale received a prorated annual bonus for 2020 in the amount of $220,148 and the value of his accrued vacation in the amount of $30,699. Also, as mentioned above in Footnote 8 to the "Termination and Change in Control Benefits" table, pursuant to the amended 2013 Plan and the original award agreements, unvested common stock and restricted stock units vested upon his retirement, and Mr. Ale received common stock valued at $1,646,894 (based on the FMV on the date of retirement of $2.56), and a prorated number of performance units vested as set out in Footnote 12 of the "Outstanding Equity Awards at Fiscal Year End" and will be settled after the completion of the performance period.

Effective December 31, 2020, Ms. McCauley retired from the Company after eleven years of service. In connection with her retirement, she entered into a Separation and Release Agreement ("Separation Agreement") with the Company. Under the terms and conditions of the Separation Agreement, Ms. McCauley agreed to certain confidentiality, cooperation, non-solicitation and other provisions. In exchange, she received a lump sum severance in the amount of $1,224,354. Additionally, as mentioned above in Footnote 6 of the "Termination and Change in Control Benefits" table, pursuant to the terms and conditions of the amended 2013 Plan and the original award agreements, all outstanding time-based equity awards and performance unit awards were forfeited on the retirement date.

CEO Pay Ratio

Like our executive compensation program, SWN's compensation philosophy is based on a pay for performance foundation and must be consistent and internally equitable to motivate our employees to perform in ways that enhance shareholder value. We are committed to providing a competitive offering to all employees and utilize internal and external data to annually set total direct compensation for our employees. The Compensation Committee reviewed a comparison of our CEO's annual total compensation in fiscal year 2020 to that of all other Company employees for the same period.

We determined the compensation of our median employee by: (i) calculating the annual total direct compensation for each of our employees by adding their actual W-2 earnings received in 2020, including actual annual bonus award paid in 2020, plus the grant date value of their 2020 LTI award, if applicable, (ii) ranking the annual total direct compensation of all employees except for the CEO from highest to lowest, and (iii) identifying the "Median Employee." Once the Median Employee was identified, we utilized the same process for calculating total compensation as we do our CEO under the Summary Compensation Table. We utilized the employee population as of December 31, 2020 for our analysis.

The annual total compensation for fiscal year 2020 for our CEO, calculated to include all elements reflected in the Summary Compensation Table was $8,064,627 and for the Median Employee was $128,362. The resulting ratio of our CEO's pay to the pay of our Median Employee for fiscal year 2020 is approximately 63 to 1.

Proposal No. 3: Ratification of Independent Registered Public Accounting Firm

The Audit Committee of the Board has selected PricewaterhouseCoopers LLP, or PwC, as the independent registered public accounting firm of the Company for 2021. PwC has been the independent registered public accounting firm of the Company since its selection, based upon recommendation of the Audit Committee, on June 20, 2002.



RECOMMENDATION OF THE BOARD

The Board recommends that the shareholders vote "FOR" the ratification of the reappointment of PwC.

Pre-Approval Policy for Services of Independent Registered Public Accounting Firm

As part of its duties, the Audit Committee is required to pre-approve audit and non-audit services performed by the independent registered public accounting firm (the "independent auditors") to assure that the provision of such services does not impair the auditors' independence. On an annual basis, the Audit Committee will review and provide pre-approval for certain types of services that may be provided by the independent auditors without obtaining specific pre-approval from the Audit Committee. If a type of service to be provided by the independent auditors has not received pre-approval during this annual process, it will require specific pre-approval by the Audit Committee.

The Audit Committee does not delegate to executive leadership its responsibilities to pre-approve services performed by the independent auditors.

Representatives of PwC will be present at the Annual Meeting and will have an opportunity to make a statement to shareholders if they so desire. The representatives will also be available to respond to questions from shareholders. There have been no disagreements with the independent registered public accounting firm on accounting and financial disclosure.

Relationship with Independent Registered Public Accounting Firm

The following table presents aggregate fees for professional audit services rendered by PwC for the audit of the Company's annual financial statements for each of the years ended December 31, 2020 and 2019, and fees billed for other services rendered by PwC during those years. The Audit Committee approved all non-audit services for both 2020 and 2019.

	2020	2019
Audit Fees (1)	$2,553,780	$2,459,755
Audit-Related Fees (2)	$434,500	–
Tax Fees (3)	$170,000	$90,000
All Other Fees (4)	$3,000	$88,000
Total	**$3,161,280**	**$2,637,755**

(1) The Audit Fees for the years ended December 31, 2020 and 2019 were for professional services rendered for the integrated audits of the Company's consolidated financial statements, reviews of the quarterly financial statements, consents and assistance with review of documents filed with the SEC.

(2) The Audit-Related Fees for the year ended December 31, 2020 were associated with regulatory filings associated with the Montage merger and August 2020 equity and debt offerings.

(3) Tax Fees for the years ended December 31, 2020 and 2019 were for services related to the review of federal and state tax returns, tax planning and consultation.

(4) An affiliate of PwC provided disclosure checklist software in both 2020 and 2019 and advisory services regarding human resources related matters in 2019.

Proposal No. 4: Shareholder Proposal Regarding Special Meetings

Kenneth Steiner of Great Neck, New York, through his representative John Chevedden, has notified the Company that he intends to present a proposal at the Annual Meeting. The proposal and the Board's statement in opposition to the proposal are set forth below. **Southwestern Energy Company is not responsible for the proposal or for the accuracy of the proponent's supporting statement. Your Board recommends that you vote "AGAINST" this proposal.**

Shareholder Proposal:

Proposal 4 – Special Shareholder Meeting Improvement

Shareholders ask our board to take the steps necessary to amend the appropriate company governing documents to give the owners of a combined 10% of our outstanding common stock the power to call a special shareholder meeting.

It currently takes 34% of the shares, that normally vote at the Southwestern Energy annual meeting, to call a special shareholder meeting. It would be hopeless to expect that shareholders, who do not even vote, would go out of their way to take the special procedural steps to ask for a special shareholder meeting.

A special shareholder meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle like the election of a new director.

For instance, management pay was rejected by 95 million votes in 2020. Perhaps we need a new chair for the management pay committee to replace Mr. John Gass.

This proposal topic won 37%-support at the 2020 SWN annual meeting. This may have been close to 51%-support from the shares that have access to independent proxy voting advice. Unfortunately most retail shareholders do not have access to independent proxy voting advice.

And since the 2020 SWN annual meeting there has been a dramatic development that makes shareholder meetings so much easier for management with a substantial cost reduction. The 2020 pandemic has resulted in an avalanche of online shareholder meetings.

Management entrenchment is so well defended at an online shareholder meeting that shareholders should have a corresponding greater flexibility in calling for a special shareholder meeting.

It is astounding what management can get away with at an online shareholder meeting. At a bare bones online shareholder meeting almost everything is optional. For instance a 3-minute management narrative on the state of the company is completely optional. Also management answers to shareholder questions are optional even if management asks for questions.

Management hardly needs to prepare for an online shareholder meeting. Thus shareholders should rightfully have more flexibility in requesting a special shareholder meeting. The core purpose of such a meeting can simply be the announcement of the vote.

For instance the Goodyear online shareholder meeting was spoiled by a trigger-happy management mute button for shareholders that was used to quash constructive criticism. AT&T would not even allow shareholders to speak at its online shareholder meeting. Shareholders are so restricted in online meetings that management will never want a return to a much more transparent in-person shareholder meeting.

Shareholders thus need greater flexibility in calling for a special shareholder meeting. It is timely to improve the governance of Southwestern Energy since the price of our stock has plunged from $45 in 2014 to now struggle to stay above $3.

Please vote yes:
Special Shareholder Meeting Improvement - Proposal 4



The Board's Statement in Opposition to Proposal No. 4:

Your Board has carefully considered this proposal and believes that its adoption would not be in the best interests of the Company or its shareholders for the reasons that follow. Accordingly, your Board unanimously recommends that shareholders vote **"AGAINST"** this proposal.

Currently, a special meeting may be called by shareholders owning 25% of, or 20% "net long" interest in, the Company's outstanding stock. Your Board sees no reason to significantly reduce this shareholder-approved threshold.

Special meetings are costly, time consuming and distracting. They should be undertaken only for truly extraordinary matters that a sizable portion of shareholders believe need to be addressed before the next annual meeting. The proponent states that a special meeting would allow for the election of new directors; the election of directors is the kind of business that is most efficiently addressed in the annual shareholder meeting. Reducing the required ownership percentage risks that a small percentage of shareholders, focused on narrow and/ or short-term interests, can disrupt Company operations and perhaps extract concessions in their self-interest. Moreover, this particular proposal does not take into account "short" positions, which reduce or eliminate the true economic interest of the proposing shareholder. The Company also devotes substantial effort to engaging and soliciting feedback from shareholders throughout the year. For example, based on shareholder feedback received during 2020, the Compensation Committee approved changes to the 2021 compensation program. Your Board continues to believe that the current threshold for calling a special meeting strikes the right balance between the legitimate interest of a significant component of our shareholder base in calling a meeting with the time, costs and distraction.

The proponent made the same proposal last year, and the Board gave the proponent time to speak at the in-person Annual Meeting. A majority of shareholders rejected this proposal. Your decision was consistent with shareholder decisions across the country that have overwhelmingly rejected similar proposals. According to a report published by a leading law firm last year:

- In 2020, shareholders **rejected similar proposals** at **over 90%** of the S&P Composite 1500 companies that considered such a proposal
- **Only 14%** of S&P 500 companies incorporated in Delaware set the percentage of shareholders required to call a special meeting below 20%.

A low threshold such as the one suggested by the proponent is especially problematic given the concentrated ownership of the Company's stock. According to their latest SEC filings, three funds each controlled more than 10% of the Company's outstanding stock, and over a dozen combinations of one, two or three shareholders control 10%, any of which could call a meeting under the current proposal.

Such a low threshold is not the norm and does not reflect a proper balance of competing concerns. Your Board has carefully considered this proposal and unanimously recommends that you vote **"AGAINST."**

Recommendation of the Board

For the above reasons, the Board does not believe that it is in the best interests of the Company or its shareholders to adopt this proposal and therefore unanimously recommends that shareholders vote **"AGAINST"** it.

RECOMMENDATION OF THE BOARD

The Board recommends that the shareholders vote "AGAINST" the shareholder proposal regarding special meetings



Questions and Answers about the Annual Meeting and Voting

Who is entitled to vote at the Annual Meeting?

Shareholders who own shares of common stock as of March 19, 2021, the Record Date, may vote at the Annual Meeting. There were 676,781,132 shares of common stock outstanding on that date. Each share of common stock entitles the holder to one vote on all matters submitted to a vote at the Annual Meeting and any adjournment or postponement of the Annual Meeting. A complete list of the shareholders entitled to vote will be available for examination at the Annual Meeting and for at least 10 days prior to the meeting at our corporate offices located at 10000 Energy Drive, Spring, Texas 77389.

How may I attend the Annual Meeting?

You may vote your shares without attending by following the instructions regarding proxies, which appear at the beginning of page 65. Admission to the Annual Meeting will be on a first-come, first-served basis. Registration will begin at 8:00 a.m. Central Daylight Time on the date of the Annual Meeting. Attendance at the Annual Meeting is limited to shareholders, our employees, invited guests, and, in some cases, special representatives of shareholders whose proposals appear in our proxy statement. All shareholders as of the Record Date may attend the Annual Meeting but must present photo identification and proof of stock ownership. If you are a shareholder of record (your shares are held in your name), valid photo identification such as a driver's license or passport showing a name that matches our records will suffice. If you are a beneficial owner (your shares are held through a broker, bank or nominee), you must provide valid photo identification and current evidence of your ownership of shares, which you can obtain from your broker, bank or nominee. The use of cell phones, smartphones, recording and photographic equipment and computers is not permitted in the meeting room at the Annual Meeting.

Due to the continuing public health impact of coronavirus disease 2019 (COVID-19), we are planning for the possibility that the Company's annual shareholder meeting may be held solely by means of remote communication. If we take this step, we will announce the decision to do so in advance, and details on how to participate will be set forth in a press release issued by the Company and available at *www.swn.com/annualmeeting*.

When were the enclosed solicitation materials first given to shareholders?

This proxy statement and the accompanying proxy card are first being mailed, given or made available to shareholders, on or about April 8, 2021. We are also making our proxy materials available to our shareholders on the Internet. You may read, print and download our 2020 Annual Report to Shareholders and our proxy statement at *www.swn.com/annualmeeting* and *www.proxyvotenow.com/swn*. On an ongoing basis, shareholders may request to receive proxy materials in printed form by mail or electronically by email.

I share an address with another shareholder, and we received only one paper copy of the proxy materials. How can I obtain an additional copy of the proxy materials?

Southwestern Energy Company has adopted a procedure approved by the Securities and Exchange Commission called "householding." Under this procedure, the Company may deliver a single copy of this proxy statement and the Annual Report to multiple shareholders who share the same address unless the Company has received contrary instructions from one or more of the shareholders. This procedure reduces the environmental impact of the Company's annual meetings, and reduces the Company's printing and mailing costs. Shareholders who participate in householding will continue to receive separate proxy cards. Upon written or oral request, the Company will deliver promptly a separate copy of this proxy statement and the Annual Report to any shareholder at a shared address to which the Company delivered a single copy of any of these documents.

To receive free of charge a separate copy of this proxy statement or the Annual Report, or separate copies of any future notice, proxy statement or annual report, shareholders may write or call the Company at the following:

Southwestern Energy Company
Attention: Secretary
10000 Energy Drive
Spring, Texas 77389
(832) 796-4700

If you are receiving more than one copy of the proxy materials at a single address and would like to participate in householding, please contact the Company using the mailing address and phone number above. Shareholders who hold shares in "street name" (as described below) may contact their brokerage firm, bank, broker-dealer or other similar organization to request information about householding.

What constitutes a quorum of shareholders?

We must have a quorum to conduct the meeting. A quorum is the presence at the Annual Meeting in person or by proxy of shareholders entitled to cast a majority of all the votes entitled to be cast as of the Record Date. Because there were 676,781,132 shares of common stock outstanding on March 19, 2021, the Record Date, the quorum for the Annual Meeting requires the presence at the meeting in person or by proxy of shareholders entitled to vote at least 338,390,567 shares. Broker non-votes, abstentions and withhold-authority votes COUNT for purposes of determining a quorum. A broker non-vote occurs when a broker holding shares for a beneficial owner represents the shares at the meeting but does not vote on a particular proposal because the broker does not have discretionary voting power for that proposal and has not received instructions from the beneficial owner.

If I am the "beneficial owner" of shares that are held in "street name" by my broker, will my broker vote for me? How are broker non-votes treated?

Under the NYSE member rules, a member broker (that is, a member of the NYSE) that holds shares in street name for customers generally has the authority to vote on certain "routine" or "discretionary" proposals if it has transmitted proxy soliciting materials to the beneficial owner but has not received instructions from that owner. However, the NYSE precludes brokers from exercising their voting discretion on certain proposals without instructions from the beneficial owner, and the NYSE now expressly prohibits brokers holding in "street name" for their beneficial holder clients from voting in an election of directors and from voting on certain corporate governance matters without receiving specific instructions from those clients. Therefore, if you hold your shares in the name of a bank, broker or other holder of record, for your vote to be counted on Proposals No. 1, 2, 3 and 4 you will need to communicate your voting decisions to your bank, broker or other holder of record before May 18, 2021.

How will you treat abstentions?

Abstentions are counted for purposes of determining whether a quorum is present. For the purpose of determining whether the shareholders have approved the matters addressed by Proposal No. 1, abstentions will have no effect on the vote, but because Proposals No. 2, 3 and 4 require approval of a majority of shares represented at the meeting, abstentions on these proposals will have the same effect as a vote "AGAINST."

How do I vote?

On or about April 8, 2021, we mailed a notice to shareholders containing instructions on how to access our proxy materials and vote online at *www.proxyvotenow.com/swn*. Because many of our shareholders are unable or choose not to attend the meeting in person and may have limited access to the Internet, we also send proxy cards and offer electronic and telephonic voting to all of our shareholders who hold their shares in their own names (that is, whose shares are not held by a broker in "street name") to enable them to direct the voting of their shares.

If you are the record holder of your shares, you may vote your shares (i) via the Internet, (ii) by telephone, or (iii) in person at the Annual Meeting by proxy. If your shares are held by your broker in "street name," your broker is required to provide you with instructions for voting your shares.

Internet Access: Record holders with internet access may submit proxies by following the "Vote by Internet" instructions on their proxy cards. Shareholders who hold shares beneficially in "street name" may vote by accessing the website specified on the voting instruction cards provided by their brokers, trustee or nominees. Please check the voting instruction card for internet voting availability.

By Telephone: Record holders may submit proxies by following the "Vote by Telephone" instructions on their proxy cards. Shareholders who hold shares beneficially in "street name" may vote by telephone by calling the number specified on the voting instruction card provided by their brokers, trustee or nominees. Please check the voting instruction card for telephonic voting availability.

What is the voting requirement to approve each of the proposals?

Proposal No. 1 - Election of Directors: Any nominee who receives a greater number of votes cast "FOR" his or her election than votes cast "AGAINST" his or her election will be elected to the Board. Shares not represented in person or by proxy at the Annual Meeting, abstentions and broker non-votes will have no effect on the election of directors.

Proposal No. 2 - A Non-Binding Advisory Vote to the Compensation of our Named Executive Officers: The affirmative vote of holders of a majority of the shares represented and entitled to vote at the meeting, either in person or by proxy, is required to approve Proposal No. 2. Therefore, abstentions will have the same effect as a vote "AGAINST." Broker non-votes will have no effect on the results of this vote.

Proposal No. 3 - Ratification of Independent Registered Public Accounting Firm: The affirmative vote of holders of a majority of the shares represented and entitled to vote at the meeting, either in person or by proxy, on Proposal No. 3 is required to ratify the appointment of PwC as our independent registered public accounting firm. Therefore, abstentions will have the same effect as a vote "AGAINST." Brokers generally have discretionary authority to vote on the ratification of our independent registered public accounting firm. Therefore, we do not expect any broker non-votes on this proposal. However, to the extent there are any broker non-votes, they will have no effect on the results of this vote.

Proposal No. 4 - Shareholder Proposal Regarding Special Meetings: The affirmative vote of holders of a majority of the shares properly represented at the meeting, either in person or by proxy, is required to approve the shareholder proposal. Therefore, abstentions will have the same effect as a vote "AGAINST." Broker non-votes will have no effect on the results of this vote. Because the shareholder proposal is phrased as a request for our Board to take such action, we will not be required to take the requested action if the proposal is approved; however, we will reevaluate the subject if the proposal is approved.

What is a proxy?

A proxy is a person you appoint to vote on your behalf. When you vote by completing and returning the enclosed proxy card, you will be designating William J. Way and Christopher W. Lacy as your proxies, with power of substitution. We solicit proxies so that as many shares as possible of common stock may be voted at the Annual Meeting. You must complete and return the enclosed proxy card or vote by phone or Internet to have your shares voted by proxy as contemplated by this proxy statement.

How will my proxy vote my shares?

Your proxies will be voted in accordance with your instructions. If you complete and return your proxy card but do not provide instructions on how to vote, your proxies will vote "FOR" the nine director nominees, the proposal regarding a non-binding advisory vote on executive compensation, and the ratification of PwC as the Company's independent registered public accounting firm for 2021, and "AGAINST" the shareholder proposal regarding special meetings. Also, your proxy card or your vote via phone or internet will give your proxies authority to vote, using their best judgment, on any other business that properly comes before the meeting.

How do I vote by mail using my proxy card?

There are three steps:

Step 1
a. Proposal No. 1
Election of a Board of nine directors to serve until the next Annual Meeting or until their successors are duly elected and qualify. To vote for a director, check the box marked "FOR" opposite the name of the director. To cast your vote against a director, mark the box "AGAINST" opposite the name of the director. If you do not wish to vote, mark the box "ABSTAIN."

b. Proposal No. 2, Proposal No. 3 and Proposal No. 4
To vote for a proposal, check the box marked "FOR." If you are opposed to a proposal, check the box, "AGAINST." If you do not wish to vote, mark the box "ABSTAIN."

Step 2
Sign and date your proxy card. IF YOU DO NOT SIGN AND DATE YOUR PROXY CARD, YOUR VOTES WILL NOT BE COUNTED. EACH PROPERLY EXECUTED PROXY WILL BE VOTED IN THE MANNER DIRECTED. IF NO DIRECTION IS MADE, EACH SUCH PROXY WILL BE VOTED IN ACCORDANCE WITH THE BOARD'S RECOMMENDATIONS AS SET FORTH IN THIS PROXY STATEMENT.

Step 3
Mail your proxy card in the pre-addressed, postage-paid envelope.

May I vote by proxy even if I plan to attend the Annual Meeting?

Yes. If you vote by proxy, you need to fill out a ballot at the Annual Meeting only if you want to change your vote.

How may I revoke my proxy after I have delivered it?

A proxy may be revoked at any time before it is voted by sending written notice of revocation to the Secretary of the Company, by delivering a later dated proxy (by one of the methods described above) or by voting in person at the meeting.

The Secretary may be contacted at the following address: Southwestern Energy Company, Attention: Secretary, 10000 Energy Drive, Spring, Texas 77389.

Who is soliciting my proxy, how is it being solicited, and who pays the costs?

The Company, on behalf of the Board, through its officers and employees, is soliciting proxies primarily by mail. However, proxies also may be solicited in person, by telephone or facsimile. Morrow Sodali LLC, a proxy solicitation firm, will be assisting us for a fee of approximately $12,000 plus out-of-pocket expenses. Southwestern Energy Company pays the cost of soliciting proxies and reimburses brokers and others for forwarding proxy materials to you.

When will the voting results be available?

The Company will announce preliminary voting results at the Annual Meeting. Voting results will also be disclosed on a current report on Form 8-K filed with the SEC within four business days after the Annual Meeting. Once filed, this Form 8-K will be available on the Company's and the SEC's websites.

Confidential Voting

The Company has a confidential voting policy to protect its shareholders' voting privacy. Under this policy, all proxies, ballots and other voting materials or compilations (collectively, "Voting Records") that identify specific holders of record or beneficially of any class of stock of the Company, entitled to vote at any annual or special meeting and the manner in which such holders voted shall be kept permanently confidential and shall not be disclosed to any entity or person, including the directors, officers, employees or shareholders of the Company except (i) to allow the tabulator of the vote to tabulate and certify the vote, (ii) to comply with federal or state law, including the order of any court, department or agency having jurisdiction over the Company, and to assert or defend claims for or against the Company, (iii) in connection with a contested proxy solicitation; (iv) in the event a shareholder has made a written comment on a proxy card or ballot, or (v) if a shareholder expressly requests disclosure of his or her vote. Proxy cards shall be returned in envelopes addressed to the tabulator of the vote. Notwithstanding the foregoing, the tabulator of the vote may report to the Company the aggregate number of shares voted with respect to any matter and whether (but not how) a shareholder has voted and shall report to the Company any written comments on any Voting Records, including the names and addresses of the shareholders making the comments. Any party receiving or tabulating the Voting Records and any person serving as an inspector of elections shall be given a copy of the policy and shall sign a statement acknowledging receipt of the policy and the obligation to comply with it. The policy does not operate to impair free and voluntary communication between the Company and its shareholders, including the disclosure by shareholders of the nature of their votes.

Requirements for Submitting Proxy Proposals and Transaction of Business at Annual Meeting

Transaction of Business at the Annual Meeting

Although the Notice of Annual Meeting of Shareholders calls for transaction of such other business as may properly come before the meeting, the Company's executive leadership has no knowledge of any matters to be presented for action by shareholders at the meeting other than as set forth in this proxy statement. The Company's bylaws set forth the requirements for shareholders to propose to bring matters before the meeting. A shareholder must timely submit a notice containing certain information about any proposal and the proposing shareholder. To be timely, such notice must be delivered to or mailed and received at the Company's principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting. If any other business should come before the meeting, the persons named in the proxy have discretionary authority to vote in accordance with their best judgment. A copy of the relevant bylaw provisions may be obtained on www.sec.gov or by contacting the Secretary, Southwestern Energy Company, 10000 Energy Drive, Spring, Texas 77389, (832) 796-4700.

Date for Receipt of Shareholder Proposals for the 2022 Annual Meeting

Shareholder proposals intended to be presented for possible inclusion in the Company's proxy materials for the 2022 Annual Meeting must be received by the Company at its principal offices not later than December 9, 2021. Any shareholder submitting a proposal intended to be brought before the 2022 Annual Meeting who has not sought inclusion of the proposal in the Company's proxy materials must provide written notice of such proposal to the Secretary of the Company at the Company's principal executive offices no later than the close of business on February 17, 2022, and no earlier than the opening of business on January 18, 2022. If, however, the 2022 Annual Meeting is called for a date that is not within 25 days before or after the anniversary of the 2021 Annual Meeting, written notice of any such proposal must be received no later than the close of business on the tenth day following the day on which notice of the Annual Meeting date was mailed or such public disclosure of the date of the 2022 Annual Meeting was made, whichever first occurs. The Company's bylaws require that notices of shareholder proposals contain certain information about any proposal and the proposing shareholder. A copy of the relevant bylaw provisions may be obtained on www.sec.gov or by contacting the Secretary, Southwestern Energy Company, 10000 Energy Drive, Spring, Texas 77389, (832) 796-4700.

Date for Receipt of Shareholder Director Nominations for the 2022 Annual Meeting

Eligible shareholders may nominate a candidate for election to the Board for inclusion in the Company's proxy materials in accordance with the "proxy access" provisions of our Amended and Restated Bylaws. The Company's Amended and Restated Bylaws require that notice be provided in writing to the Secretary of the Company (at the same address noted above) no later than the close of business on December 9, 2021, and no earlier than the opening of business on November 9, 2021. For more information regarding the "proxy access" provisions of our Amended and Restated Bylaws, see page 26.

The Company's Amended and Restated Bylaws also provide that any shareholder may nominate a candidate for election to the Board, which nomination is not submitted for inclusion in the Company's proxy materials. Assuming that the Annual Meeting is held within 25 days of May 18, 2022, the Company's Bylaws require that notice be provided in writing to the Secretary of the Company (at the same address noted above) no later than the close of business on February 17, 2022, and no earlier than the opening of business on January 18, 2022. For additional information, see "Corporate Governance – Shareholder Nominations – Other Nominations" on page 26 for a discussion of the delivery requirements if the Company's 2022 Annual Meeting is held outside the above window.

Dated: April 8, 2021



10000 Energy Drive
Spring TX 77389-4954
832.796.4700